                                      FORM 6-K

                           SECURITIES EXCHANGE COMMISSION
                               Washington, D.C. 20549

                              REPORT OF FOREIGN ISSUER
                        Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Exchange Act of 1934

                           COMMISSION FILE NUMBER 0-15577
                             FOR THE MONTH OF MAY 1998

                     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                     ------------------------------------------
                  (Translation of registrant's name into English)

                             1801 Broadway, Suite 1620
                             -------------------------
                               Denver, Colorado 80202
                               ----------------------
                      (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                Form 40-F
                    ------                        ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No    X
              -------                      -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

ENCLOSED IS THE DECEMBER 31, 1997 ANNUAL REPORT, INCLUDING MD&A, AND FINANCIAL STATEMENTS, FOR CONSOLIDATED NEVADA GOLDFIELDS CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                         ------------------------------------------
                         (Registrant)



Date:  May 20, 1998      /s/ K.M. Kolin
                         --------------------------------------------------
                         By: K.M. Kolin, Vice President and Chief Operating
                             Officer

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
1997 Annual Report to Shareholders for the year ended December 31, 1997


CHAIRMAN'S MESSAGE

Nineteen ninety-seven was a difficult year for the mining industry as gold prices declined to levels not seen since 1979, and copper prices plummeted more than 25 percent in six months. On the positive side, silver prices improved significantly toward year-end, closing above $6 per ounce for the first time in nine years. Consequently, Consolidated Nevada Goldfields Corporation (CNGC, the Company) is currently planning to invest substantial human and financial resources to increase production at its Pachuca silver mine in Mexico. In 1998, the Company will work closely with its major shareholder, Grupo Acerero del Norte S.A. de C.V. (GAN), in order to restructure CNGC's financial position.
The first step toward this restructuring is to curtail those operations which no longer produce positive cash flow, while remaining focused on the potential of CNGC's more prospective properties.

OPERATIONS
The Company achieved record production in 1997 consisting of 65,000 ounces of gold, 1.95 million ounces of silver, 4.74 million pounds of copper, and 29,800 tonnes of barite.

PACHUCA
The Pachuca silver-gold mine in the State of Hidalgo, Mexico, has been in continuous operation since Mexican colonial times. During its almost 500-year history, Pachuca has produced about 1.3 billion ounces of silver and 6.2 million ounces of gold. In 1997, Pachuca produced 1.88 million ounces of silver and 7,428 ounces of gold. The Company is currently planning a proactive program to increase production by acquiring new trackless equipment, deepening several shafts, driving new development drifts, and fine tuning operations. A new 7-kilometer, 10-inch-diameter tailings line has been engineered to replace the old, partially plugged line that hampered 1997 production. Installation of the new line is scheduled to begin as soon as permitting is complete (expected in the second quarter of 1998). With these improvements, plans are to produce 2.5 million ounces of silver and 12,700 ounces of gold at Pachuca in 1998, increasing to more than 4 million ounces of silver and 20,000 ounces of gold in 1999.

NIXON FORK
The Nixon Fork gold mine in western Alaska produced 39,666 ounces of gold in 1997. Early in the year, production suffered because the underground mining fleet was nearing the end of its useful life. This equipment was replaced in the second quarter, and production improved steadily through the end of the year. In the month of December, Nixon Fork had production of 4,912 ounces of gold. An expansion of the tailings facility will be required later in the year if operations are to continue after the third quarter.

AURORA
The Aurora gold mining operation in western Nevada produced 13,210 ounces of gold during 1997. In October, the Company completed the purchase of the adjacent Humboldt property from Electra Gold Ltd., with an open-pit-mineable reserve of approximately 180,000 ounces of gold. A prefeasibility study was completed showing that this reserve, combined with the remaining Aurora reserve, would justify expansion of the Aurora processing facility to 700 tonnes per day. This expansion would allow the Aurora operation to produce 25,000 to 30,000 ounces of gold per year for at least seven years. However, rapidly declining gold prices have negatively affected cash flow from this operation, and as of March 1998, the Company has placed the Aurora operation on a care and maintenance.

EL BAZTAN
The El Baztan copper operation in the State of Michoacan, Mexico, produced 3.9 million pounds of copper and 2,249 ounces of gold during the year. Ore averaging about 2 percent copper is mined underground from veins and is processed in a 450-tonne-per-day flotation plant which produces copper concentrate with gold credits. Because of recent capacity limitations at Industrial Minera Mexico S.A. de C.V. (IMMSA), the Company has found alternative smelters to purchase concentrate from El Baztan.

FINANCIAL SUMMARY
The Company reported a net loss for 1997 of $58,792,000 on net revenues of $34,228,000. Included in the net loss are non-cash items including $14,484,000 in depreciation, depletion and amortization from mining operations, as well as $32,112,000 for the impairment of mineral properties, plants, buildings, and equipment.

On March 6, 1998, the Company issued a convertible debenture to GAN which was simultaneously converted into 208,000,000 common shares. The Company received $4,000,000 in cash from GAN and applied $16,000,000 of amounts due to GAN and a $6,000,000 debenture held by GAN, toward the purchase of the new debenture. GAN currently holds 264,026,559, or approximately 73 percent of the outstanding shares of the Company, as well as 26,998,400 warrants exercisable at $0.125 per share.

Since late 1997, the Company has been working with several international financial institutions to refinance existing credit facilities and provide additional capital for Pachuca mine development and for general working-capital requirements. The Company is optimistic that, with GAN's support, it will be able to successfully complete the financings required to implement its restructuring plan.

SUMMARY
Overall, despite difficulties in the gold and copper markets, 1997 provided for the solid integration of the Real del Monte properties into CNGC's portfolio. Nineteen ninety-eight will be a year of positive change for the Company. In the hands of new management and with the active participation of GAN, the Company will invest in those operations with the most potential for growth and profitability. With silver prices exceeding $6 per ounce, Pachuca will continue to receive emphasis with investments planned to increase production and ore grades. In conclusion, the staff and management at CNGC are confident 1998 will be a year of growth and increased shareholder value for the Company.

/s/ Xavier D. Autrey
Chairman of the Board

OPERATIONS REVIEW

PACHUCA
Nineteen ninety-seven production from the Company's Real del Monte y Pachuca operations was 1,876,600 ounces of silver and 7,428 ounces of gold. Most of Pachuca's production was obtained from newly mined ore from the Company's operations, although some production was obtained from re-treatment of old tailings during the first quarter of the year, and also from a small amount of purchased ore.

The total ore processed in Pachuca's Loreto plant for the year was 384,000 tonnes. Average mill head grade was 182 grams (5.851 ounces) of silver and 0.83 grams (0.027 ounces) of gold per tonne. Mill recoveries averaged 83.2 percent for silver and 72.1 percent for gold. Included in the milled tonnage were 13,000 tonnes of purchased ore, averaging 908 grams (29.193 ounces) of silver and 0.73 grams (0.023 ounces) of gold per tonne and 4,000 tonnes of Coscotitlan tailings, averaging 58 grams (1.865 ounces) of silver and 0.59 grams (0.019 ounces) of gold per tonne.

Mining operations included development and stoping in three areas of the mine. Approximately 48 percent of the 367,000 tonnes extracted was obtained from the San Juan Pachuca area, 28 percent from the La Rica section, and the remaining 24 percent from the La Purisima Concepcion mine. Mining operations consisted largely of shrinkage stoping of the narrow vein-like orebodies. Exploration and development were also pursued during the year, with 7,228 meters (23,202 feet) driven in exploration headings and 3,380 meters (10,850 feet) in development work.

The introduction of diesel-powered, rubber-tired, front-end load and haul (LHD) equipment into the mine contributed to increased development, as well as increased flexibility in stoping in several areas of multiple veins. A total of nine LHDs was purchased during 1997. Major development programs, such as shaft and winze deepening projects, were deferred awaiting financing.

NIXON FORK
Production from Nixon Fork in 1997 was obtained primarily from the Crystal/Garnet area, mainly because high-grade ore continued at depth and also because manpower was not available to staff the Mystery area for most of the year.

Gold production for 1997 was 39,666 ounces. The average head grade to the mill was 38.64 grams (1.242 ounces) of gold per tonne. The total ore milled for the year was 37,000 tonnes. The average mill recovery of gold was 86.3 percent. Total silver production for the year was 20,029 ounces, while copper production was 870,658 pounds.

High turnover of personnel throughout the year and a shortage of skilled underground miners in Alaska were the chief causes of production shortfalls.
The mines operated with an average of approximately ten fewer people than budgeted; therefore, the scheduled production from the Mystery mine could not be realized. Furthermore, frequent mine equipment breakdowns during the first two quarters resulted in production losses. The problem, however, was corrected through the addition of two underground trucks and two LHD units to the mine fleet.

Stoping and development activities focused on the Crystal/Garnet ore zone. During the year, most of the ore mined was obtained from exploitation of the C-3000 orebody. The C-3000 stoping was performed on seven 50-foot levels. The mine has been deepened to 690 feet below the surface with ore indicated in diamond drill holes at least 230 feet below the lowest active stope.

Gold sales for the year were 36,871 ounces, and total gross revenue from gold, silver, and copper in concentrates was about $12.7 million.

EXPLORATION AT NIXON FORK

Drilling at the C-3000 orebody of the Crystal/Garnet mine was successful in significantly extending the known depth of that orebody. The C-3000 orebody was originally projected to have 177 feet of vertical extent, but with the drilling carried out in 1997, the orebody now extends to a depth of more than 900 feet and remains open downdip.

AURORA
Production from the Aurora mine during 1997 was 13,210 ounces of gold. A total of 128,000 tonnes was milled at an average head grade of 3.44 grams (0.111 ounces) per tonne. Gold recovery in the plant was 93.9 percent.

Production from the Chesco pit during the year was 80,000 tonnes, averaging 3.26 grams (0.105 ounces) of gold per tonne. The waste-to-ore ratio in this pit was
14.1 to 1. Production from the Ann pit was 41,000 tonnes, which averaged 3.03 grams (0.097 ounces) of gold per tonne. The waste-to-ore ratio in the Ann pit was 12.3 to 1. Underground operations continued throughout the year in the system of veins northwest of the Juniata/Chesco area. Approximately 11,000 tonnes with an average grade of 5.92 grams (0.190 ounces) of gold per tonne was extracted from the underground workings.

At mid-year, a highwall failure in the Chesco pit resulted in shifting much of the mine production effort to the Ann pit, located at the northern boundary of the property. The Chesco slump of roughly 300,000 tonnes did not cause any injuries or equipment damage. The slump was cleaned up early in the third quarter, wherein Chesco production resumed; however, additional slope movements noted in the latter part of the year prompted temporary abandonment of the pit.

During the third quarter, the 2,800-acre property package of Electra Gold Limited was purchased by the Company. This acquisition resulted in CNGC having sole ownership of the Aurora mining district, including the Humboldt pit, which may be reactivated in the future to extract remaining gold reserves. In addition, the Company purchased the Siskon Mining Company's royalty on certain CNGC properties.

The purchase of the Electra properties opened many possibilities for new development and production scenarios, including an expansion which would at least double the size of the existing mill. Construction of a 10-foot lift on the tailings impoundment was also commenced in the fourth quarter, and has since been suspended.

For the second consecutive year, the Aurora operation won first place safety awards from the Nevada Mining Association for both open-pit and underground mining.

As of March 1998, the Aurora operation was placed on care and maintenance because of the low gold price and lack of available capital.

EL BAZTAN
Production from the remote El Baztan copper-gold mine was 7,292 tonnes of concentrate, containing 2,249 ounces of gold, 18,660 ounces of silver, and 3,872,000 pounds of copper. The total ore milled at El Baztan during the year was 111,000 tonnes at an average mill head grade of 2.03 percent copper. The average recovery of copper for the year was 86.3 percent.

The milling rate at El Baztan was impacted during the year as major repairs to three of the four primary ball mills were necessary. In addition, significant plant downtime was incurred because of crusher breakdowns and power outages.

The two mines at El Baztan operated normally throughout the year. The wide, tabular Vista Hermosa orebody is mined using a mechanized open stoping method. Operations in the narrow veins of the El Arroyo mine consisted largely of shrinkage stoping. Production from Vista Hermosa was 114,000 tonnes at an average grade of 1.92 percent copper, while that from El Arroyo was 23,000 tonnes at an average grade of 2.55 percent copper.

Power outages continued to be one of the primary causes of lost production at El Baztan. The mine is the last customer served by a rural electric line of the Mexican Federal Power Commission (CFE), and the power demands of preceding communities along the line often exceed line capacity. Future investment in El Baztan would ideally include a high-voltage, single-user power line. The viability of a significant expansion of El Baztan is under consideration. This expansion would likely entail at least tripling the current 450-tonne-per-day milling capacity.

MAGISTRAL DEL ORO
Heap-leach operations at Magistral del Oro in Durango, Mexico, were sporadic throughout 1997. In January, production was suspended for test work to determine how copper fouling of the leach solutions could be overcome. This test work lasted through May, with gold recovery from existing heaps accomplished through rinsing of heaps with water only. Addition of cyanide to solutions, as well as an increase in flow rates of solutions sprinkled on the ore, resulted in significantly increased gold recoveries starting in June.

No additional ore was stacked during the year, thus all production was obtained from existing heaps. Magistral's production for 1997 was 2,447 ounces of gold.

Prompted by low gold prices and the need to invest substantial capital in leach pad expansions and plant improvements, the Company decided in the fourth quarter to temporarily close the operation. It was placed on a care-and-maintenance basis but with continued rinsing of heaps to continue gold recovery and reduce the residual cyanide levels.

BARITA DE SONORA
Total production in 1997 from the Barita de Sonora operation was 30,000 tonnes, with fine-milled barite accounting for 1,000 tonnes. Sales of bulk barite totaled 19,869 tonnes, while sales of fine-milled product totaled 1,324 tonnes. Bulk barite was sold primarily to the Mexican oil drilling industry, mainly the state-owned company Petroleos Mexicanos (PEMEX). Ground product is sold to northern Mexican firms for brake shoe manufacturing and other applications.

During the year, the operation was plagued by frequent plant equipment breakdowns, as well as low availability of mine equipment. During the fourth quarter, some mine equipment was transferred from the Magistral del Oro mine to Barita de Sonora. However, lack of funding for capital investment, needed repairs, and maintenance continued to limit operations. In addition, the privatization of the Mexican railroad system during 1997 resulted in intense competition for gondola cars among owners of various sections of the system. Consequently, cars for shipping barite by rail were scarce throughout the year.

During the fourth quarter, a decision was made to divest the barite business from CNGC's portfolio. Several prospective buyers were invited to examine the assets of Barita de Sonora, and the operation was sold during the second quarter of 1998.


                      1997 PRODUCTION SUMMARY -- MAIN PROPERTIES

NIXON FORK
   Gold                                      39,666 oz
   Silver                                    20,029 oz
   Copper                                    870,658 lbs
   Ore Milled                                37,000 tonnes
   Gold Grade                                38.64 grams/tonne
   Recovery                                  86.3%

PACHUCA
   Silver                                    1,876,600 oz
   Gold                                      7,428 oz
   Ore Milled                                384,000 tonnes
   Silver Grade                              182 grams/tonne
   Gold Grade                                0.83 grams/tonne
   Recovery - Silver                         83.2%
   Recovery - Gold                           72.1%

AURORA
   Gold                                      13,210 oz
   Silver                                    37,257 oz
   Ore Milled                                128,000 tonnes
   Gold Grade                                3.44 grams/tonne
   Recovery                                  93.9%

EL BAZTAN
   Copper                                    3,872,000 lbs
   Gold                                      2,249 oz
   Silver                                    18,660 oz
   Ore Milled                                111,000 tonnes
   Copper Grade                              2.03%
   Recovery - Copper                         86.3%

MAGISTRAL
   Gold                                      2,447 oz


                RESERVE SUMMARY - MAIN PROPERTIES (DECEMBER 31, 1997)

NIXON FORK
       Contained Gold (ounces)                    38,000

PACHUCA
       Contained Silver (ounces)                  66,177,000
       Contained Gold (ounces)                    351,000

EL BAZTAN
       Contained Copper (tonnes)                  25,000

AURORA
       Contained Gold (ounces)                    205,000


                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The matters discussed in this report, when not historical matters, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Such factors include, among others, the speculative nature of mineral exploration, commodity prices, production and reserve estimates, environmental and governmental regulations, availability of financing, force major events, and other risk factors as described from time to time in the Company's filings with the Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. The Company disclaims any intent or obligation to update its forward-looking statements, whether as a result of receiving new information, the occurrence of future events, or otherwise.

The following discussion should be read in conjunction with the Company's consolidated financial statements included in this report.

RESULTS OF OPERATIONS

SUMMARY

The Company reported a net loss of $58.8 million ($0.44 per share) for the year ended December 31, 1997, compared to a net loss of $11.0 million ($0.14 per share) for the six months ended December 31, 1996, a net loss of $6.7 million ($0.14 per share) for the year ended June 30, 1996 (fiscal 1996) and a net loss of $5.8 million ($0.14 per share) for the year ended June 30, 1995 (fiscal
1995). The increase in the 1997 loss compared to 1996 reflects impairment provisions relating to the carrying value of mineral properties and mining plant and equipment totaling $32.1 million, increased operating costs and lower realized gold prices.

COMPARATIVE INFORMATION

The following selected statement of operations data includes data for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995, which has been derived from the financial statements of the Company. Because the Company changed its fiscal year end from June 30 to December 31 in 1996, unaudited consolidated statement of operations data for the twelve months ended December 31, 1996 and for the six months ended December 31, 1995 has been included for comparability.

For the year ended December 31, 1997, the data includes the results of the Company's operations in the United States and in Mexico. For the six months ended December 31, 1996 the data includes the results of the operations of the Mexican Subsidiaries for the period from October 1, 1996 (the effective date of the acquisition of the Mexican Subsidiaries for accounting purposes) to December 31, 1996. For the purposes of the following analysis, the period from the acquisition date of the Mexican Subsidiaries to December 31, 1996 will be referred to as the "Acquisition Period."

                                                                            Twelve             Six
                                                                Year        months            months
                                                               ended         ended            ended                   Years
                                                                   December 31,            December 31,          ended June 30,
                                                                   ------------            ------------          --------------
Revenue:                                                         1997        1996        1996       1995        1996        1995
                                                                 ----        ----        ----       ----        ----        ----
Net sales of precious metals and mineral
   products                                                     $33,387     23,546       11,423      5,075      16,327     8,383
Forward and futures contract gains
   (losses), net                                                    841     (1,447)          33       (168)       (777)      220
                                                                -------     -------     -------     ------     -------    ------
                                                                 34,228     22,099       11,456      4,907      15,550     8,603
                                                                -------     -------     -------     ------     -------    ------

Operating costs and expenses:
   Production costs                                              33,963     22,141       13,228      3,430      12,241    10,408
   Depreciation, depletion and amortization                      14,484      8,203        3,756      1,360       6,216     1,196
   Impairment of mineral properties, plants,
       buildings and equipment                                   32,112        113          113         -           -        400
   General and administrative                                     5,201      3,290        2,339        838       1,789     1,521
   Exploration costs                                                 94        230          126         74         178       275
                                                                -------     -------     -------     ------     -------    ------
                                                                 85,854     33,977       19,562      5,702      20,424    13,800
                                                                -------     -------     -------     ------     -------    ------

       Operating loss                                          $(51,626)   (11,878)      (8,106)      (795)     (4,874)   (5,197)
                                                                -------     -------     -------     ------     -------    ------
                                                                -------     -------     -------     ------     -------    ------

 GOLD PRODUCTION AND SALES

Revenue derived from the sale of gold and silver bullion is directly affected by the market prices of gold and silver and the volume of production. The price of gold and silver is affected by many factors which are beyond the Company's control.

Production and sales from the Company's mines are as follows:

                                                                 Twelve                  Six
                                                  Year           months                 months
                                                  ended          ended                  ended                        Years
                                                       December 31,                  December 31,                ended June 30,
                                                       ------------                  ------------                --------------
                                                  1997           1996           1996           1995           1996           1995
                                                  ----           ----           ----           ----           ----           ----
Gold production (oz):
   Nixon Fork mine                               42,682         43,592         13,968          9,649         34,144         -
   Aurora mine                                   13,758         10,760          5,537          8,552         13,359       14,949
   Barite Hill mine                                -              -              -               296           -           5,499
                                              ---------        -------        -------         ------         ------       ------
       Total production                          56,440         54,352         19,505         18,497         47,503       20,448
   Decrease (increase) in inventory              (2,720)        (2,757)         1,098         (2,955)        (3,607)       1,508
                                              ---------        -------        -------         ------         ------       ------
       Gold sold                                 53,720         51,595         20,603         15,542         43,896       21,956
                                              ---------        -------        -------         ------         ------       ------
                                              ---------        -------        -------         ------         ------       ------

Silver production (oz):
   Pachuca mine                               2,679,911        542,415        542,415           -
   Decrease (increase) in inventory            (218,930)        55,682         55,682           -
                                              ---------        -------        -------         ------         ------       ------
       Silver sold                            2,460,981        598,097        598,097           -
                                              ---------        -------        -------         ------         ------       ------
                                              ---------        -------        -------         ------         ------       ------

Copper production (lb):
   El Baztan mine                             3,871,832      1,146,527      1,146,527           -
   Decrease (increase) in inventory            (109,368)       474,099        474,099           -
                                              ---------      ---------      ---------         ------         ------       ------
       Copper sold                            3,762,464      1,620,626      1,620,626           -
                                              ---------      ---------      ---------         ------         ------       ------
                                              ---------      ---------      ---------         ------         ------       ------


Net sales increased $12.1 million for the year ended December 31, 1997 compared to the twelve months ended December 31, 1996 as a result of a full year of revenue totaling $17.2 from the Mexican Subsidiaries compared to $4.4 million of revenue from the Mexican Subsidiaries in the Acquisition Period. Sales at Nixon Fork decreased $2.9 million for the year ended December 31, 1997 compared to the comparable period in 1996 as a result of decreased production. Gold sold in the year ended December 31, 1997 was approximately 53,720 ounces versus 51,595 in the twelve months ended December 31, 1996. The average price of gold received, including the effect of net hedging gains during the year ended December 31, 1997 was $344 per ounce compared to $380 per ounce for the twelve months ended December 31, 1996. The average price of silver received from the Company's operations in Mexico was $4.98 per ounce for the year ended December 31, 1997 versus $4.99 in the Acquisition Period. The average price for copper concentrate received from the Company's operations in Mexico was $424 per tonne during the year ended December 31, 1997 versus $520 in the Acquisition Period.

Net sales increased $6.5 million for the six months ended December 31, 1996 compared to the six months ended December 31, 1995. The Nixon Fork mine was in production for the full six months ended December 31, 1996 compared to two and one half months in the six months ended December 31, 1995, which contributed approximately $1.5 million to the increase in net sales. In addition, $4.4 million of net sales in the six months ended December 31, 1996 were a result of the inclusion of sales from the Mexican Subsidiaries which were acquired in October 1996. The average price of gold received, including the effect of hedging losses, during the six months ended December 31, 1996 was $340 per ounce compared to $395 per ounce in the comparable prior period. The average price of silver received from the Company's operations in Mexico was $4.99 per ounce during the Acquisition Period. The average price of copper concentrate received from the Company's operations in Mexico was $520 per tonne during the Acquisition Period.

Net sales of precious metals and mineral products during fiscal 1996 were $7.9 million higher than fiscal 1995 as a result of the commencement of production at the Nixon Fork mine. During fiscal 1996, the Company sold 21,940 ounces of gold more than were sold during fiscal 1995. The average price received per ounce of gold was $371, including the effect of the recognition of deferred hedging losses. The Company had deferred $1.3 million of losses from the early termination of a hedge position in fiscal 1995 and recognized $1.1 million of these losses in fiscal 1996 as the hedged production was sold.

The Company's profitability is effected by changes in gold and silver prices, exchange rates, interest rates and certain other commodity prices. To reduce the impact of such changes, the Company attempts to lock in the future value of a portion of its anticipated production through the use of derivative financial instruments, the value of which is derived from movements in the underlying prices or rates. The financial instruments used to hedge future gold and silver production include gold loans, forward sales and spot-deferred contracts. Gains and losses resulting from hedging activities are recognized in earnings when the hedged production is sold.

Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings.

OPERATING COSTS AND EXPENSES

Production costs during the year ended December 31, 1997 increased $11.8 million as compared to the twelve months ended December 31, 1996. Approximately $10.3 million of the increase is attributable to production costs relating the operations in Mexico for the year ended December 31, 1997. Production costs for the Mexican Subsidiaries for the year ended December 31, 1997 and the Acquisition Period were $15.6 million and $5.3 million, respectively.

Production costs during the six months ended December 31, 1996, increased $9.8 million as compared to the six months ended December 31, 1995 as a result of $4.4 million of additional production costs at Nixon Fork which was in production for two-and-one-half months in the six months ended December 31, 1995 and due to the acquisition of the Mexican Subsidiaries which had production costs of $5.3 million in the Acquisition Period.

Production costs during fiscal 1996 increased by $1.8 million over fiscal 1995 due to the startup of Nixon Fork. Production of gold increased significantly from fiscal 1995 to fiscal 1996 with 47,503 ounces produced in fiscal 1996 compared to 20,448 ounces during fiscal 1995. Production costs at Aurora were impacted by a high-wall failure which reduced available high-grade ore and therefore reduced gold production during the fourth quarter of fiscal 1996. Costs at Nixon Fork were impacted by mechanical failures in January and February 1996.
Cash cost per ounce of production for the Company's two primary gold producing mines for the year ended December 31, 1997 was $315 compared to the cash cost per ounce for the gold producing mines for the six months ended December 31, 1996 of $520. The decrease in the cash cost per ounce of gold is attributable to production at the Nixon Fork mine, increased average daily tonnage resulting from additions to the mining fleet, higher grade ore milled and an increase in the recovery rate from 81.7% to 87.3%.

Cash cost per ounce of production for the Company's two primary gold producing mines for the six months ended December 31, 1996 were $520 per gold ounce compared to cash cost per ounce for the gold producing mines in fiscal 1996 of $257 and $387 per ounce in fiscal 1995. The increase for the six-month period ended December 31, 1996 is attributable to a combination of lower tonnage and grade at Nixon Fork, coupled with a high fixed cost component at the Nixon Fork mine. During the same period Aurora processed low-grade ore during July and August of 1996 as a result of a high-wall failure in March 1996.

During the year ended December 31, 1997, the cash cost of production at the Pachuca mine was $5.41 per equivalent ounce of silver, as compared to the Acquisition Period of $6.54 per equivalent ounce of silver. The decrease is attributable to the positive effects of new labor agreements with the labor force, and capital expenditures related to the introduction of nine diesel-powered, rubber-tired, front-end load and haul equipment. The high production costs in the Acquisition Period are attributable to utilization of facilities below their productive capacity as a result of turnover and training issues following the implementation of a new labor agreement and delays in placing new equipment in service.

The Company made certain changes in 1997 intended to improve cash costs of production. Such changes included management changes at Nixon Fork, Pachuca and Barita, new equipment at Nixon Fork and Pachuca, and the implementation of grade control and bonus programs at Nixon Fork and Pachuca.

Depreciation, depletion and amortization (DD&A) for the year ended December 31, 1997 was $14.5 million as compared to $8.2 million for the twelve months ended December 31, 1996. The increase of $6.3 million is due in part to an additional $3.5 million of DD&A in 1997 related to the Mexican Subsidiaries as compared to the Acquisition Period. The remaining increase in DD&A in 1997 is due to an increase in the production rates and a reduction in the amount of estimated ore reserves remaining at the Nixon Fork mine. DD&A was $3.8 million for the six months ended December 31, 1996 compared to $1.4 million for the six months ended December 31, 1995. The increase is primarily attributable to the acquisition of the Mexican Subsidiaries which added $1.3 million in DD&A in the Acquisition Period. DD&A was $6.2 million for fiscal 1996, almost five times DD&A for fiscal 1995, as a result of the commencement of commercial production from the Nixon Fork mine in fiscal 1996.

During the year ended December 31, 1997, the Company reduced the carrying value of certain of its mineral properties and associated plants, buildings and equipment by recording impairment charges totaling $32.1 million. During the fourth quarter of 1997, the Company recorded an impairment charge of $17.6 million relating to the Nixon Fork mine. Of this amount, approximately $12.6 million is related to mineral properties and approximately $5 million is related to plants, buildings and equipment. The impairment charge recorded was the result of several factors, including the decrease in the market price of gold, the substantial capital expenditures required for a tailings dam expansion necessary to continue operations beyond the third quarter of 1998, and the remaining proved and probable reserves of gold at December 31, 1997. In addition, the Company recorded a $1.3 million provision for the impairment of the Aurora mine consisting of approximately $0.4 million relating to the mineral properties and $0.9 million relating to plants, buildings and equipment.

In Mexico, the Company recorded provisions for impairment of the carrying value of mining assets totaling $13.2 million during the year ended December 31, 1997. The Company recorded an impairment charge of $6.3 million related to the El Baztan operations. The impairment charge was recorded due to low market prices of copper as compared to historical cash costs of production at the mine. During the third quarter of 1997, the Company placed the Magistral mine on care and maintenance, with continued rinsing of heaps to reduce residual cyanide levels. In conjunction with the suspension of operations at the Magistral mine, the Company recorded an impairment charge of approximately $4.5 million, including $2.2 million to reduce the carrying value of plants, building and equipment and $2.3 million to reduce the carrying value of mineral properties. In the fourth quarter of 1997, the Company made a decision to divest of its barite operations. The Company recorded an impairment provision of approximately $2.4 million relating to its Barita mine based on the estimated net realizable value of the assets held for sale. During December 1997, the Company entered into an option and sale agreement with a third party for the sale of Barita. Subsequent to year end, the Company completed the sale of Barita to an unrelated Mexican mining company for $4.5 million, which approximated its remaining carrying value.

The Company reduced the carry costs relating to its Barite Hill property by $113,000 during the six months ended December 31, 1996, and by $400,000 in fiscal 1995 through a charge to operations. The impairments were based upon an independent evaluation of recoverable value.

General and administrative expenses were $5.2 million for the year ended December 31, 1997 as compared to $3.3 million for the comparable period of the prior year. The $1.9 million increase is attributable to a $2.2 million increase in general and administrative expenses related to the Mexican Subsidiaries for 1997 as compared to the Acquisition Period.

General and administrative expenses were $1.5 million higher during the six months ended December 31, 1996, than for the comparable prior period.
Additional administrative personnel added as a result of the acquisition of the Mexican Subsidiaries contributed $1.1 million in additional costs during the six months ended December 31, 1996, compared to the six months ended December 31, 1995. Additional costs related to Nixon Fork, combined with mergers and acquisition due diligence, as well as finance and legal costs also contributed to these increases. General and administrative costs increased $0.3 million in fiscal 1996 compared to fiscal 1995 as a result of general and administrative costs related to bringing the Nixon Fork mine into production.

OTHER INCOME (EXPENSE)

Interest expense for the year ended December 31, 1997 was $5.5 million, an increase of $1.8 compared to the twelve months ended December 31, 1996. The increase was the result of a higher level of indebtedness in 1997 versus the 1996 period. Interest expense for the six months ended December 31, 1996 was $2.0 million higher compared to the same period in the prior year primarily as a result of the increased debt associated with the acquisition of the Mexican Subsidiaries in October 1996. Interest expense on Mexican debt was $2.2 million during the Acquisition Period. Interest expense was $1.0 million higher in fiscal 1996 compared to fiscal 1995 as a result of the interest on the ING gold loan for the Nixon Fork mine and interest on the debentures and dividends on preference shares.

The Company discontinued the application of hedge accounting for gold due under the ING gold loan in 1997. As a result of the default on the scheduled loan repayments, the Company no longer considers the instrument to be effective in reducing its cash flow risk and, accordingly, hedge accounting is no longer appropriate. The gold loan has therefore been marked to market resulting in the recognition of a $1.6 million gain in 1997, which has been reported as a gain on commodity transactions in the statement of operations.

During 1997 the Company also entered into forward sales contracts with Standard Bank London for 1997 delivery of 20,000 ounces of gold and 3.5 million ounces of silver. Contract prices were $329 per ounce of gold and $5.25 to $5.85 per ounce of silver. Later in the year, the Company terminated the contract for delivery of 20,000 ounces of gold, recognizing a gain of $0.5 million. The Company also terminated a contract for 1.5 million ounces of silver at a contract price of $5.85 per ounce, recognizing a loss of $0.2 million. These amounts are classified as gains or losses on commodity transactions as the Company did not have the production capacity to deliver the quantities specified under the contracts. At December 31, 1997, the Company held forward sales contracts for delivery in January 1998 of 2.0 million ounces of silver, at prices ranging from $5.25 to $5.85 per ounce. These contracts have been recorded in the Company's consolidated financial statements at their market value of $0.9 million which amount has been included in accrued liabilities and a corresponding amount recorded as a loss on commodity transactions. Subsequent to year end, the Company terminated contracts for delivery of 1.3 million ounces of silver. The remaining 700,000 ounces are scheduled for delivery on May 8, 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company has experienced recurring losses from its operations and is currently in default on certain of its debt agreements and other contractual commitments. As of December 31, 1997, the Company's current liabilities exceed its current assets by approximately $30.8 million.

GAN has agreed to provide additional capital, loans or advances, or direct or indirect guarantees of loans made by unaffiliated parties to allow the Company to meet its existing financial obligations as of December 31, 1997 as they become due, at least through January 1, 1999.

The Company is currently in discussions with certain of its lenders to extend the terms of past due principal and interest payments. The Company is also attempting to obtain new financing to refinance other debt that is in default and renegotiate its other contractual commitments.

The Company has received a proposal from a syndicate of international financial institutions, led by Standard Bank London Limited (Standard), as agent, to make available an $18,000,000 credit facility. The proposal by Standard is subject to certain conditions, primarily the satisfactory completion of legal and engineering due-diligence reviews of the Pachuca mine and the negotiation of a definitive agreement, including the specific terms of certain coverage ratios and covenants. The proposal is also subject to GAN agreeing to guarantee the repayment of all principal and interest under the facility. There can be no assurance that this financing arrangement will be concluded.

The Company is also attempting to restructure its operations to improve its operating results. Existing cash resources will be used to fund operations and make necessary capital expenditures at its existing mines as directed by Company management and approved by the Board of Directors. The Company has placed its Aurora mine and Magistral del Oro mine on care and maintenance. Subsequent to year end, the Company sold its Barita de Sonora mine and its interest in the Baroid joint venture as described in note 3 to the consolidated financial statements. The Company is also evaluating the sale of other mines or assets and the curtailment of operations at one or more of its three remaining mines, as well as the consolidation of its administrative functions.

The ability of the Company to continue as a going concern after January 1, 1999, is contingent upon the willingness of GAN to continue its financial support or the ability of the Company to refinance it's existing debt, satisfy or renegotiate its contractual obligations that are in default, obtain adequate capital to conduct its activities and achieve profitability, of which there can be no assurance.

For the year ended December 31, 1997 cash used to meet the Company's operating needs, to finance capital expenditures and to fund current obligations was provided by existing cash reserves and additional financing activities. At December 31, 1997, cash and cash equivalents, including restricted cash of $123,000, totaled $1.8 million, a decrease of $6.0 million from December 31, 1996.

Net cash flows used in operating activities amounted to $9.6 million in the year ended December 31, 1997 compared to $2.5 million the six months ended December 31, 1996 and $1.2 million in fiscal 1996 and 1995. The decrease in the cash flow in 1997 is related to lower realized gold prices and higher operating costs which were offset in part by higher production. Operating costs in excess of revenues generated at certain of the Company's mines in Mexico were also factors in the increase in cash used in operations in the year ended December 31, 1997 and in the six months ended December 31, 1996.

Capital expenditures increased $2.1 million in the year ended December 31, 1997 compared to the six months ended December 31, 1996. The increase resulted principally from additional expenditures on mining equipment at Nixon Fork and Pachuca in addition to continued infrastructure development at Pachuca. Also in 1997, in two separate transactions the Company issued stock with a total value of $0.9 million in exchange for mineral leases and properties and also issued stock valued at $0.5 million for services related to acquisition of the Mexican Subsidiaries.

During the six months ended December 31, 1996, the Company's capital expenditures were $2.3 million which included approximately $1.2 million of exploration and development costs at Nixon Fork and Aurora. Other capital expenditures included mining equipment at Pachuca and El Baztan.

To continue production at Nixon Fork beyond the fall of 1998, the Company will be required to spend approximately $750,000 to raise the tailings dam. The Company will also be required in 1998 to continue its capital expenditures for the development of the infrastructure at the Pachuca mine, including the construction of new tailings facilities. The availability of funds for capital expenditures in 1998 will be contingent on the results of the Company's efforts to improve its liquidity.

FINANCING ACTIVITIES

On November 21, 1997, the terms of the 3% Convertible Subordinated Debentures ("3% Debentures") Trust Indenture were amended reducing the conversion price from Cdn $1.20 to Cdn $0.72 per share and requiring the conversion of the debentures into common shares at the reduced conversion price. As a result, Cdn $13.6 million of 3% debentures were converted into 18,912,500 common shares.

Also in 1997, the Company issued a $7.5 million 10% Convertible Unsecured Debenture (10% Unsecured Debentures) to four of its major shareholders. The 10% Unsecured Debentures are convertible at a conversion price of Cdn $0.77 per share. The 10% Unsecured Debenture automatically convert into common shares if the weighted average price at which the common shares trade on The Toronto Stock Exchange, during 20 consecutive trading days, is not less than Cdn $1.50. Interest is payable semi-annually, commencing on March 12, 1998 with principal maturing on September 12, 2002. The Company has not paid the $75,000 scheduled interest payment, due March 12, 1998, as of April 17, 1998.

In 1997, the Company borrowed $4.4 million from GAN under several separate loan agreements. As of April 17, 1998, the Company has not paid the interest on certain of these notes which was due on March 31, 1998. The Company also borrowed $0.6 million, bearing interest at 11% per annum, from a shareholder. The amount is due and payable with interest on March 24, 1998. As of April 17, 1998, the Company has not made the scheduled principal and interest payment and is in default under the terms of the loan agreement.

The Company's gold loan with Internationale Nederlanden (U.S.) Capital Corporation contains certain restrictive covenants which include financial covenants regarding the maintenance of a positive net worth, as defined, and minimum working capital, as defined. The Company is in default of the working capital and other covenants and as such the loan balance of $4.6 million at December 31, 1997 is due on demand.

The Company has certain mining and exploration leases on land adjacent to its Nixon Fork mine. The Company did not make the final cash payment due on the lease acquisition of $0.9 million due on October 31, 1997. On February 2, 1998, the lessor and the Company agreed to amend the original agreement to specify that the remaining $0.9 million is due in three annual installments of $0.3 million, including interest at the rate of 10% per annum, commencing on March 1, 1998. The Company has made the first scheduled payment, including accrued interest. The final payment of 536,684 common shares is due in May 1998.

On March 6, 1998, the Company issued a $26.0 million convertible debenture to GAN. The Company received $4,000,000 in cash from GAN and applied $16.0 of demand loans and other amounts payable to GAN and approximately $6.0 of 10% Unsecured Debentures held by GAN, toward the purchase of the $26.0 million convertible debenture. The debenture was simultaneously converted into 208,000,000 common shares and 26,998,400 common shares purchase warrants of the Company. The debenture bears interest at 10% per annum and was convertible at $0.125 per share. GAN also received 0.1298 common share purchase warrant of the Company for each share issued. The common share purchase warrants are exercisable until February 24, 2003 at $0.125 per common share. Immediately following conversion, GAN held

264,026,559 shares of common stock or approximately 73% of the outstanding common shares of the Company.

FUTURE OPERATIONS

The success of the Company will depend upon a number of factors, such as the marketability, and prices of gold, silver and copper, competition with companies having greater resources, and the operational and production risks involved in mineral exploration and development. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuating mineral markets and cost of processing equipment. The Company anticipates that the completion of existing exploration and development projects will require additional funding. There can be no assurance that such funds will be available at terms acceptable to the Company or at all.

Any future decision to commence or expand operations at current properties or to finance, acquire or develop new mineral properties, will depend not only upon the quantity and quality of mineral reserves resulting from exploration activities and related feasibility studies and recommendations of qualified engineers and/or geologists, but also on the consideration and evaluation of other significant factors. These include, but are not limited to: (1) cost of bringing a property into production, including such costs as exploration and development work, preparation of feasibility studies and construction of production facilities; (2) availability and cost of financing; (3) availability of and success in structuring agreements with joint venture and project development partners; (4) ongoing costs of production; (5) market prices for the minerals to be produced; (6) environmental compliance regulations and restraints; and (7) governmental regulation and control.

The Company's growth and future financial performance will also continue to be dependent upon many other unpredictable and cyclical factors beyond the Company's control, including fluctuations in the market prices of and changes in world markets for metals and minerals. While inflation presently is at modest levels, inflation rates may rise in the future which would adversely affect operating costs.

ENVIRONMENTAL MATTERS AND GOVERNMENTAL REGULATION

Current proposals to modify United States and Mexican mining laws may significantly increase the costs of exploring for and developing mineral resources on government lands in the United States and Mexico where the Company operates. These proposals are likely to continue to receive attention from lawmakers and there can be no assurance that such proposals will not eventually be enacted. Government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protections may affect the Company's ability to economically develop gold and other mineral properties.

The Company's mining interests outside the United States host economic reserves of silver, gold and other minerals but factors such as political instability, expropriation of property, opposition and harassment from local miners, as well as governmental regulation, may prevent or restrict mining of any such deposits or repatriation of profits.

The Mexican operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substance discharge. The principal legislation is the Ley General del Equilibrio Ecologico y Proteccion al Ambiente. The Mexican federal agency in charge of monitoring compliance and enforcing law is PROFEPA. The Mexican environmental regulating authority is the Secretari del Medio Ambiente, Recursos Naturales y Pesca (the Ministry of the Environment and Natural Resources and Fishing). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. PROFEPA can bring administrative and criminal proceedings against companies that violate environmental laws and it also has the power to close non-complying facilities.

Mexican environmental regulations have become increasingly stringent over the last decade. This trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA. Accordingly, there can be no assurance that the Mexican operations will not be subject to stricter Mexican federal or state environmental laws or regulations, or their interpretation or enforcement in the future.

The Company's United States operations are subject to comprehensive regulation with respect to environmental, safety and similar matters by the United States Department of the Interior, (Bureau of Land Management); the United States Department of Agriculture (United States Forest Service); the United States Environmental Protection Agency (EPA); the United States Mine Safety and Health
Administration (MSHA); and similar state and local agencies.   Failure to comply
with applicable laws, regulations and permits can result in injunctive actions, damages and civil and criminal penalties. If the Company expands or changes its existing operations or proposes any new operations, it may be required to obtain additional or amended permits or authorizations.

Like all mining operations in the United States, the Company is subject to a multitude of environmental laws and regulations promulgated by federal, state, and local governments including, but not limited to the National Environmental Policy Act (NEPA); the Comprehensive Environmental, Response, Compensation and Liability Act (CERCLA); the Clean Air Act (CAA); the Clean Water Act (CWA); the Hazardous Materials Transportation Act, (HMTA); and the Toxic Substances Control Act (TSCA). The environmental laws and regulations to which the Company is subject provide strict permitting and operating requirements and noncompliance can result in the imposition of material fines and other costs. In particular, CERCLA, commonly called the "Superfund Act", contains stringent reporting requirements for the release or disposal of hazardous substances, with substantial fines for noncompliance. In addition, under CERCLA, any party responsible for the release or threatened release of a hazardous substance into the environment is liable for all cleanup costs. Responsible parties under CERCLA include the owner or operator of the site where the release occurs or anyone who owned or operated the site when a disposal was made, regardless of culpability. Mining wastes are subject to CERCLA regulation if they contain hazardous substances, and EPA has included several mining sites on its list of high-priority sites for clean up under CERCLA, none of which belongs to the Company. These regulations apply throughout the U.S. mining industry and generally should not have a material adverse effect on the Company's competitive position.

Although management expects that compliance with federal, state and local environmental regulations will continue to require significant future outlays, it is not possible to say with any certainty what impact such compliance may have on the Company's future capital expenditures or earnings.

The Company's operations continue to be subject to significant federal, state and local laws relating to the adherence to health and safety standards applicable to mining methods and equipment and to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Ongoing reclamation costs are charged to operations in the period they are incurred. Closure and reclamation costs are estimated and charged to operations on a units-of-production basis. As of December 31, 1997, the Company has accrued approximately $3.8 million toward post-closing reclamation costs. The Company estimates it will have a cash requirement for reclamation costs at Barite Hill of $2.0 million to accomplish substantial completion of the reclamation by mid-year 1999.

No assurance can be given that environmental standards imposed by United States or Mexican federal, state or local authorities will not be changed with material adverse effect on the activities of the Company. Moreover, compliance with such laws may cause substantial delays and require outlays in excess of those anticipated, thus causing an adverse effect on the Company.

YEAR 2000 ISSUE

Computer programs written in the past utilize a two digit format to identify the applicable year. Any date sensitive software beyond December 31, 1999 could fail, if not modified, as the date would be reset to the year 1900. The result could be, among other possibilities, disruptions to operations and the inability to process financial transactions. The Company is currently assessing the impact of the year 2000 issue and is in the process of converting its' accounting and operating systems. The Company expects to complete its' assessment of current hardware and software needs in 1998. Currently, the Company does not anticipate the costs to become year 2000 compliant to be significant.

                                 MANAGEMENT REPORT

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate.

The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been examined by external auditors. The examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial conditions. The auditors have full and free access to the Audit Committee.




/s/ Jorge E. Ordonez C.                 /s/ Xavier D. Autrey Maza

Jorge E. Ordonez C.                     Xavier D. Autrey Maza
Acting President and                    Chairman of the Board
Chief Executive Officer


Denver, Colorado
May 7, 1998

                            INDEPENDENT AUDITORS' REPORT




THE BOARD OF DIRECTORS AND STOCKHOLDERS
     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION:


We have audited the accompanying consolidated balance sheets of Consolidated Nevada Goldfields Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Nevada Goldfields Corporation and subsidiaries as of December 31, 1997 and 1996 and for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995, in conformity with generally accepted accounting principles in Canada.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995 and shareholders' equity as of December 31, 1997 and 1996, to the extent summarized in Note 16 to the consolidated financial statements.


/s/ KPMG Peat Marwick LLP

Denver, Colorado
April 17, 1998

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1997 AND 1996

(AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS AND SHARES)

-------------------------------------------------------------------------------





   ASSETS                                                                        1997              1996
   ------                                                                        ----              ----

Cash and cash equivalents                                                    $  1,639             6,960

Accounts receivable:
   Production                                                                   2,767             1,060
   Other                                                                        1,347             1,433
   Affiliated companies and related parties                                       696               345

Inventories:
   Ore in stockpiles and ore in process                                         3,511             3,317
   Supplies and materials                                                       2,163             2,589

Prepaid expenses and other current assets                                         584               551
                                                                              -------           -------

               Total current assets                                            12,707            16,255

Restricted cash (note 4)                                                          123               805

Mineral properties at cost, net of accumulated depletion and
   allowance for impairment (note 3)                                           26,118            43,678

Plants, buildings and equipment at cost, net of accumulated
   depreciation, amortization and allowance for impairment (note 3)            38,776            62,307

Deferred loan costs and other assets at cost, net of amortization                 189               580
                                                                               ------           -------

               Total assets                                                  $ 77,913           123,625
                                                                               ------           -------
                                                                               ------           -------

                                                                  (continued)

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND SUBSIDIARIES

(AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS AND SHARES)


-------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY                                     1997            1996
------------------------------------                                     ----            ----

Long-term debt in default (note 4)                                    $   4,606            -
Current portion of long-term debt (note 4)                               10,157         13,497
Accounts payable:
    Suppliers and contractors                                             5,267          4,071
    Other                                                                 3,749          2,475
Accrued interest payable                                                  1,364            825
Accrued liabilities                                                       3,473          3,011
Current portion of amounts due to related parties (note 13)              13,291            790
Current portion of accrued mine reclamation costs (note 3)                1,600          1,326
                                                                        -------        -------

          Total current liabilities                                      43,507         25,995

Long-term debt, less current portion (note 4)                            15,828         18,489
Accrued mine reclamation costs (note 3)                                   2,164          1,517
Accrued interest payable, non-current                                        61            111
Convertible subordinated debentures (note 6)                              2,123         12,155
Convertible unsecured debentures (note 7)                                 7,500            -
Amounts due to related party (note 13)                                       60         11,176
Deferred foreign exchange gain                                              590            161
Other (note 12)                                                           1,241          1,149
                                                                        -------        -------

          Total liabilities                                              73,074         70,753

Shareholders' equity (notes 6 and 9):
    Common shares, without par value, unlimited shares authorized;
      issued 152,957 shares in 1997 and 129,837 shares in 1996          109,922         99,163
    Accumulated deficit from April 1, 1991                             (105,083)       (46,291)
                                                                        -------        -------

          Total shareholders' equity                                      4,839         52,872
                                                                        -------        -------

Commitments and contingencies (notes 3,  5 and 12)

          Total liabilities and shareholders' equity                  $  77,913        123,625
                                                                        -------        -------
                                                                        -------        -------



See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

Donald Worth, Director                  Xavier D. Autrey, Director

/s/ Donald Worth                        /s/ Xavier D. Autrey
--------------------                    --------------------

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS AND SHARES)

-------------------------------------------------------------------------------




                                                                                    Six months
                                                                   Year ended         ended       Year ended   Year ended
                                                                   December 31,     December 31,    June 30,    June 30,
                                                                      1997             1996           1996        1995
                                                                      ----             ----           ----        ----

Revenue (note 5):
     Net sales of precious metals and mineral products               $ 33,387           11,423       16,327        8,383
     Forward and futures contract gains (losses), net                     841               33         (777)         220
                                                                      -------         --------      -------      -------
                                                                       34,228           11,456       15,550        8,603
                                                                      -------         --------      -------      -------

Operating costs and expenses:
      Production costs                                                 33,963           13,228       12,241       10,408
      Depreciation, depletion and amortization                         14,484            3,756        6,216        1,196
      Impairment of mineral properties, plants, buildings
         and equipment (note 3)                                        32,112              113          -            400
      General and administrative                                        5,201            2,339        1,789        1,521
      Exploration costs                                                    94              126          178          275
                                                                      -------         --------      -------      -------
                                                                       85,854           19,562       20,424       13,800
                                                                      -------         --------      -------      -------

               Operating loss                                         (51,626)          (8,106)      (4,874)      (5,197)

Other income (expense):
      Interest expense, net                                            (5,518)          (1,350)      (1,745)        (789)
      Foreign currency translation loss (note 1)                         (817)          (1,040)         -            -
      Gains on commodity transactions, net                              1,007              -            -            -
      Other, net                                                       (1,532)            (428)         (47)         223
                                                                      -------         --------      -------      -------
                                                                       (6,860)          (2,818)      (1,792)        (566)
                                                                      -------         --------      -------      -------

               Loss before income tax expense                         (58,486)         (10,924)      (6,666)      (5,763)

Income tax expense                                                       (306)             (67)        -             -
                                                                      -------         --------      -------      -------

               Net loss                                              $(58,792)         (10,991)      (6,666)      (5,763)
                                                                      -------         --------      -------      -------
                                                                      -------         --------      -------      -------

Loss per common share                                                $  (0.44)           (0.14)       (0.14)       (0.14)
                                                                      -------         --------      -------      -------
                                                                      -------         --------      -------      -------

Weighted average number of common share outstanding                   133,546           79,614       47,730       41,437
                                                                      -------         --------      -------      -------
                                                                      -------         --------      -------      -------

See accompanying notes to consolidated financial statements

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(Amounts Stated in Thousands of U.S. Dollars and Shares)



                                                             Common         Number
                                                   Number    shares           of                                      Total
                                                     of      without        common        Common                  shareholders'
                                                   common      par          shares        shares     Accumulated     equity
                                                   shares     value       subscribed    subscribed     deficit      (deficit)
                                                   ------     -----       ----------    ----------     -------      ---------

BALANCES AT JUNE 30, 1994                          41,332   $  25,743         -             -          (22,871)       2,872

Issuance of common shares for cash                     39          24         -             -              -             24
Issuance of common shares as payment of
   interest on 3% convertible subordinated
   debentures                                         188         240         -             -              -            240
Net loss                                              -           -           -             -           (5,763)      (5,763)
                                                  -------     -------       -----         -----       --------      -------

BALANCES AT JUNE 30, 1995                          41,559      26,007         -             -          (28,634)      (2,627)

Issuance of common shares for cash                  8,095       6,574         -             -               -         6,574
Issuance of common shares as payment of
   interest on 3% convertible subordinated
   debentures                                         244         259         -             -               -           259
Issuance of common shares upon conversion of
   3% convertible subordinated debentures           3,750       3,295         -             -               -         3,295
Issuance of common shares and common shares
   subscribed for a mining lease                      537         445       1,073           889             -         1,334
Net loss                                              -           -           -             -           (6,666)      (6,666)
                                                  -------     -------       -----         -----       --------      -------

BALANCE AT JUNE 30, 1996                           54,185      36,580       1,073           889        (35,300)       2,169

Issuance of common shares for cash                 22,493      18,350         -             -               -        18,350
Issuance of common shares as payment of
   interest on 3% convertible subordinated
   debentures                                         119         104         -             -               -           104
Issuance of common shares upon conversion of
   3% convertible subordinated debentures             750         664         -             -               -           664
Issuance of common shares in acquisition of
   subsidiaries                                    52,290      42,576         -             -               -        42,576
Net loss                                              -           -           -             -          (10,991)     (10,991)
                                                  -------     -------       -----         -----       --------      -------

BALANCES AT DECEMBER 31, 1996                     129,837      98,274       1,073           889        (46,291)      52,872

Issuance of common shares for cash                     53          30         -             -               -            30
Issuance of common shares as payment of
   interest of 3% convertible subordinated
   debentures                                         273         236         -             -               -           236
Issuance of common shares upon conversion of
   3% subordinated debentures                      18,913       9,544         -             -               -         9,544
Issuance of common shares subscribed for
   acquisition of a mining lease                      537         445        (537)         (445)            -           -
Issuance of common shares for acquisition of
   mineral properties                               2,788         445         -             -               -           445
Issuance of common shares in exchange for
   services related to acquisition of
   subsidiaries                                       556         504         -             -               -           504
Net loss                                              -           -           -             -          (58,792)     (58,792)
                                                  -------     -------       -----         -----       --------      -------

BALANCES AT DECEMBER 31, 1997                     152,957   $ 109,478         536           444       (105,083)       4,839
                                                  -------     -------       -----         -----       --------      -------
                                                  -------     -------       -----         -----       --------      -------

See accompanying notes to consolidated financial statements.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS AND SHARES)

-------------------------------------------------------------------------------


                                                                                        Six months
                                                                        Year ended        ended        Year ended    Year ended
                                                                       December 31,    December 31,      June 30,      June 30,
                                                                           1997           1996            1996           1995
                                                                           ----           ----            ----           ----

Cash flows from operating activities:
  Net loss                                                              $(58,792)       (10,991)        (6,666)        (5,763)
  Adjustments to reconcile net loss to net cash used in
  operations:
       Amortization of deferred hedging losses (gains)                    (1,924)            52            948           (326)
       Depreciation, depletion and amortization                           14,484          3,756          6,216          1,196
       Impairment of mineral properties, plants, building
         and equipment,                                                   32,112            113             -             400
       Mine reclamation costs accrued (incurred), net                        979            125           (357)           887
       Amortization of deferred loan costs, net                              285            297            535            521
       Loss (gain) on sale or disposition of mining claims,
         equipment and inventory                                             607             -               6           (254)
       Decrease (increase) in amounts due from affiliated
         companies and related parties                                      (351)           265             -              -
       Increase in amounts due to affiliates                                 885          1,124             10             31
       Change in accrued interest payable, non-current                       725            621            439            (31)
       Other                                                                (168)           651            228             12
       Changes in non-cash working capital accounts:
         Decrease (increase) in current assets, net                       (1,422)         1,881         (2,311)         1,544
         Increase (decrease) in current liabilities, net                   2,932           (382)          (207)           607
                                                                          ------         ------         ------         ------

             Net cash used in operating activities                        (9,648)        (2,488)        (1,159)        (1,176)
                                                                          ------         ------         ------         ------

Cash flows from investing activities:
  Net cash from acquisition                                                   -             986             -              -
  Capital expended for mineral properties and plants,
    building and equipment                                                (4,414)        (2,317)        (8,556)       (13,265)
  Proceeds from sales of mining claims and equipment                          -              -              -             324
  Increase in other assets                                                    -              -            (353)            -
                                                                          ------         ------         ------         ------

             Net cash used in investing activities                        (4,414)        (1,331)        (8,909)       (12,941)
                                                                          ------         ------         ------         ------

                                                               (continued)

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS AND SHARES)

-------------------------------------------------------------------------------


                                                                                      Six months
                                                                         Year ended      ended        Year ended    Year ended
                                                                        December 31,  December 31,      June 30,      June 30,
                                                                            1997         1996            1996          1995
                                                                            ----         ----            ----          ----

Cash flows from financing activities:
  Borrowings                                                             $   456             -              -          20,083
  Repayment of debt                                                       (4,012)        (8,922)        (3,464)        (4,911)
  Borrowings from related parties                                          4,985             -              -              -
  Repayments of debt to related parties                                     (900)          (249)            -              -
  Proceeds from issuance of convertible subordinated
    debentures to a related party                                          7,500             -              -              -
  Cancellation of forward contracts                                           -              -              -          (1,511)
  Proceeds from issuance of preferred shares                                  -              -           1,551             -
  Proceeds from issuance of common shares, net                                30         18,350          6,574             24
                                                                          ------         ------         ------         ------

         Net cash provided by financing activities                         8,059          9,179          4,661         13,685
                                                                          ------         ------         ------         ------

         Net increase (decrease) in cash and cash
         equivalents                                                      (6,003)         5,360         (5,407)          (432)

Cash and cash equivalents at beginning of year                             7,765*         2,404*         7,811*         8,243*
                                                                          ------         ------         ------         ------

Cash and cash equivalents at end of year                                  $1,762*         7,764*         2,404*         7,811*
                                                                          ------         ------         ------         ------
                                                                          ------         ------         ------         ------

Supplement disclosure of cash flow information -
  cash paid during the year for interest                                  $4,793            567          1,691             -

Supplemental schedule of non-cash investing and financing
  and activities:
    Issuance of common shares for acquisition of GRDM
       Subsidiaries                                                       $   -          42,576             -              -
    Issuance of common shares as payment of interest on
       3% convertible subordinated debentures                                236            104            259            240
    Issuance of common shares upon conversion of 3%
       convertible subordinated debentures                                 9,544            664          3,259             -
    Issuance of common shares for acquisition of mining
       leases and properties                                                 445             -             445             -
    Issuance of common shares for acquisition of mineral
       properties                                                            445             -              -              -
    Issuance of common shares in exchange for services
       related to acquisition of subsidiaries                                504             -              -              -
    Common shares subscribed for acquisition of mining lease                  -              -             889             -

* Includes restricted cash of $123, $805, $853 and $6,609 at December 31, 1997 and 1996, and June 30, 1996 and 1995, respectively.

See accompanying notes to consolidated financial statements

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1997 AND 1996

--------------------------------------------------------------------------------

(1)    GENERAL MATTERS AND SUMMARY OF ACCOUNTING POLICIES

       (a)    NATURE AND OWNERSHIP OF THE BUSINESS

              Consolidated Nevada Goldfields Corporation (the Company) is an international mining company engaged in the mining and extraction of precious metals and mineral products and the exploration for and acquisition and development of precious metals and mineral product properties in the United States and Mexico. The Company was incorporated in the Province of British Columbia, Canada, in 1984. In April 1989, the Company was continued under the Canada Business Corporations Act as a Canadian federal corporation.

              As of December 31, 1997, Grupo Acerero del Norte, S.A. de C.V.
              (GAN), owns 36.63% of the outstanding shares of the Company. GAN received the shares in connection with the Company's acquisition of certain of GAN's subsidiaries (the Mexican Subsidiaries) described in note 2.

              On March 6, 1998, the Company issued a $26,000,000 convertible debenture to GAN. The Company received $4,000,000 in cash from GAN and applied $16,000,000 of demand loans and other amounts payable to GAN and approximately $6,000,000 of 10% Unsecured Debentures held by GAN, toward the purchase of the $26,000,000 convertible debenture. The debenture was simultaneously converted into 208,000,000 common shares and 26,998,400 common share purchase warrants of the Company. The debenture bears interest at 10% per annum and was convertible at $0.125 per share. GAN also received 0.1298 common share purchase warrant of the Company for each share received in the debenture conversion. The common share purchase warrants are exercisable until February 24, 2003 at $0.125 per common share. Immediately following conversion, GAN held 264,026,559 shares of common stock or approximately 73% of the outstanding common shares of the Company.

       (b)    ECONOMIC DEPENDENCY

              The Company has experienced recurring losses from its operations and as of April 17, 1998 is in default on certain of its debt agreements and other contractual commitments. See notes 4, 7 and
              13. As of December 31, 1997, the Company's current liabilities exceed its current assets by approximately $30,800,000.

              GAN has agreed to provide additional capital, loans or advances, or direct or indirect guarantees of loans made by unaffiliated parties to allow the Company to meet its existing financial obligations as of December 31, 1997 as they become due at least through January 1, 1999.

              The Company is currently in discussions with certain of its lenders to extend the terms of past due principal and interest payments. The Company is also attempting to obtain new financing to refinance other debt that is in default and renegotiate its other contractual commitments.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(1)    GENERAL MATTERS AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

              The Company has received a proposal from a syndicate of international financial institutions, led by Standard Bank London Limited (Standard), as agent, to make available an $18,000,000 credit facility. The proposal by Standard is subject to certain conditions, primarily the satisfactory completion of legal and engineering due-diligence reviews of the Pachuca mine and the negotiation of a definitive agreement, including the specific terms of certain coverage ratios and covenants. The proposal is also subject to GAN agreeing to guarantee the repayment of all principal and interest under the facility. There can be no assurance that this financing arrangement will be concluded.

              The Company is also attempting to restructure its operations to improve its operating results. The Company has placed its Aurora mine and Magistral del Oro mine on care and maintenance. Subsequent to year end, the Company sold its Barita de Sonora mine and its interest in the Baroid joint venture. See note 3. The Company is also evaluating the sale of other mines or assets and the curtailment of operations at one or more of its three remaining mines, as well as the consolidation of its administrative functions.

              The ability of the Company to continue as a going concern after January 1, 1999, is contingent upon the willingness of GAN to continue its financial support or the ability of the Company to refinance it's existing debt, satisfy or renegotiate its contractual obligations that are in default, obtain adequate capital to conduct its activities and achieve profitability, of which there can be no assurance.

       (c)    BASIS OF PRESENTATION

              These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). As described in note 16, those principles differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

       (d)    CHANGE IN FISCAL YEAR END

              As a result of the acquisition of the Mexican Subsidiaries, the Company's Board of Directors voted to change the fiscal year end from June 30 to December 31. The new year end coincides with the statutory reporting period for the subsidiaries in Mexico and was effective December 31, 1996. As a result, the Company has separately reported its results of operations for the six months ended December 31, 1996. As the acquisition of the Mexican Subsidiaries occurred effective October 10, 1996, the Company's results of operations for that period include the operations of the Mexican Subsidiaries for the three months ended December 31, 1996.

       (e)    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------

(1)    GENERAL MATTERS AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

              and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

       (f)    PRINCIPLES OF CONSOLIDATION

              The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

       (g)    CASH EQUIVALENTS

              For the purposes of the consolidated statements of cash flows, the Company considers all investments in commercial paper and other highly liquid investments with original maturities of three months or less to be cash equivalents.

       (h)    INVENTORIES

              Ore in stockpiles is stated at the lower of average cost or net realizable value. Ore in process related to precious metals is stated at market value, less a provision for estimated refining and delivery charges. Concentrate containing precious metals is stated at market value, less a provision for estimated refining and delivery charges, and is included in inventory until shipment for smelting. Expenditures capitalized as ore in stockpiles and ore in mill circuit include labor, material and other production costs.

              Mining and milling supplies and materials are stated at the lower of average cost or net realizable value.

       (i)    MINERAL PROPERTIES

              All costs related to the acquisition of mineral properties are capitalized as incurred, including minimum advance royalty payments and certain option payments. Mineral development drilling and related costs on specified projects are deferred and capitalized until commercial feasibility of the project can be determined or when an impairment in value has been determined. Mine development costs incurred prior to commercial production are capitalized. These deferred costs, together with property acquisition costs, are depleted over proven and probable reserves on the units-of-production method as calculated on a mine-by-mine basis, commencing with commercial production of ore. General exploration expenditures that are not associated with specific projects are expensed as incurred. Capitalized costs are charged to operations when the properties are abandoned or when an impairment in value has been determined. Ongoing development expenditures are generally expensed as incurred.

              Capitalized costs for mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future net cash flows from the mineral property and its eventual disposition are less than the carrying amount of the mineral property, an

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(1)    GENERAL MATTERS AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

              impairment is recognized based upon the estimated future net cash flows for each mineral property calculated using estimates of mineral reserves and resources, and estimated future prices of minerals, operating costs, capital requirements and reclamation costs.

       (j)    PLANTS, BUILDING AND EQUIPMENT

              Plants, buildings and equipment are stated at cost. Mining and milling equipment is depreciated using useful lives of five to seven years or over the remaining life of the mine, whichever is less. Plants and buildings are depreciated on the units-of-production method as calculated on a mine-by-mine basis. Depreciation is computed on a straight-line basis using estimated useful lives of five to seven years for office equipment and five years for vehicles.

              Capitalized costs for plants, buildings and equipment are reviewed for impairment in connection with the mineral properties.

       (k)    FOREIGN CURRENCY TRANSLATION

              The accompanying consolidated financial statements have been presented in U.S. dollars. The U.S. dollar is the functional currency for all of the Company's operations, although the Company does enter into transactions which are denominated in Mexican pesos or Canadian dollars.

              Assets and liabilities of the Mexican Subsidiaries are translated in U.S. dollars under the temporal method since the Mexican Subsidiaries are considered integrated foreign subsidiaries.
              Under this method, monetary assets and liabilities in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date, whereas other non-monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the transaction date. Revenue and expenses in foreign currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate. Exchange gains and losses are included in operating results.

              Foreign currency exchange gains and losses related to certain debentures denominated in Canadian dollars (see note 6) are recorded as a deferred credit or charge and are amortized over the remaining term of such debentures.

        (l)   REVENUE RECOGNITION

              Gains and losses resulting from forward sales and spot deferred futures contracts designated and effective as hedges of future production are reflected in revenue at the time the hedged production is sold. Payments received under contracts for the future delivery of mineral products to be mined are recorded as long-term debt with deliveries due within a year recorded as a current liability. Upon delivery of the mineral products, revenue is recorded based on the price previously received by the Company. Gains and losses resulting from the sale or conversion of hedged instruments prior to maturity are

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(1)    GENERAL MATTERS AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

              deferred and amortized to operations based on their original terms. Losses resulting from forward sales agreements, which occur when the cost of production exceeds the sale price, are recorded in the period they become known and determinable.

              Forward sales, spot deferred futures contracts and option contracts that are not designated as hedges or effective as hedges are recorded at market, with any resulting gains or losses reflected in operating results currently.

              Revenue from mineral production resulting in dore and concentrate is recognized upon shipment. Revenue is subject to adjustment on final settlement to reflect changes in metal prices, weights and assays, which is recorded as an adjustment to revenue.

       (m)    DEFERRED LOAN COSTS

              Deferred loan costs are amortized on a straight-line basis over the life of the loan. Such amortization is included in interest expense in the accompanying consolidated financial statements. Amortization of deferred loan costs was $285,000 for the year ended December 31, 1997, $297,000 for the six months ended December 31, 1996 and $535,000 and $521,000 for the years ended June 30, 1996 and 1995, respectively.

       (n)    RECLAMATION COSTS

              Current expenditures relating to ongoing environmental regulatory requirements and reclamation programs are charged against operations as incurred. Estimated future reclamation costs, including site restoration, are charged against operations using the units-of-production method over the estimated proven and probable mineral reserves of the mine. Accrued reclamation costs are subject to a review by management on a regular basis and are revised when appropriate for changes in estimated future costs and/or regulatory requirements. As of December 31, 1997, the Company estimates total reclamation costs for all mines will approximate $3,992,000, of which $3,764,000 has been accrued.

       (o)    PENSIONS AND OTHER EMPLOYEE BENEFITS

              The Mexican Subsidiaries provide pension benefits for all of their employees, referred to as seniority premiums. These benefit obligations are not funded. The Mexican Subsidiaries are liable for severance payments to employees discharged under certain conditions. The Mexican Subsidiaries record a charge for severance payments in the period in which the payments are made. In addition, the Mexican Subsidiaries accrue a liability for the payment of vested seniority premiums to employees with 15 or more years of service, based on actuarial calculations.

       (p)    LOSS PER COMMON SHARE

              Loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

       (q)    RECLASSIFICATIONS

              Certain prior year amounts have been reclassified to conform to the current year presentation.

 (2)   ACQUISITION OF MEXICAN SUBSIDIARIES

       On June 28, 1996, the Company entered into a Share Purchase Agreement (Agreement) with GAN to acquire certain of its subsidiaries. The Mexican Subsidiaries owned and operated four mines located in Mexico. The subsidiaries acquired and the related operating mines include: Compania de Real del Monte y Pachuca, S.A. de C.V. (Pachuca), an underground silver and gold mine; Compania Minera El Baztan, S.A. de C.V. (El Baztan), an underground copper mine; Barita de Sonora, S.A de C.V. (Barita), an open-pit barite mine; and Compania Minera Magistral del Oro, S.A. de C.V. (Magistral), a gold-tailings reprocessing operation. The agreement was placed into escrow, to be released upon the Company entering into an underwriting agreement for the sale of the common shares with gross proceeds of at least $20,000,000.

       Under the terms of the Agreement, the Company issued 52,290,091 common shares to GAN in exchange for the Mexican Subsidiaries. In addition, the Company granted GAN a 12% royalty interest in the net profits of the Mexican Subsidiaries limited to a maximum of $5,000,000 over a term not to exceed 10 years, with a minimum royalty of $500,000 due annually. GAN has the right to nominate one-half of the number of the members of the Board of Directors of the Company so long as it holds more than 30% of the Company's common shares.

       On October 10, 1996, the Company completed an equity offering and received gross proceeds of approximately Cdn $27,000,000 ($20,000,000) from the issuance of 22,493,570 special warrants at a price of Cdn $1.20 per special warrant. The special warrants were exchanged for separate units, each unit consisting of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to purchase one common share at Cdn $1.30 up to the first anniversary of the closing of the offering. No common share purchase warrants were exercised prior to their expiration. The Company also issued 500,000 non-assignable underwriters' warrants in connection with the offering, each of which entitles the holder thereof upon payment of Cdn $1.25 to acquire one common share and one-half of one common share purchase warrant on or before October 10, 1998. Closing of the offering occurred concurrently with the closing of the acquisition of the Mexican Subsidiaries.

       The Company has accounted for the transaction under the purchase method of accounting. For accounting purposes, the results of operations of the Mexican Subsidiaries have been included in the Company's consolidated financial statements from October 1, 1996. The CNGC common shares issued to GAN have been valued at a price of Cdn $1.10 per common share. The share value is based upon the average market price immediately preceding and following the release of the Agreement, discounted to reflect the voluntary transfer restrictions on the common shares for an aggregate period of 24 months following the effective date of the transaction. The total purchase price of $46,865,000 (including acquisition costs of

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

       $1,217,000 and the discounted value of the 12% net profits royalty of $3,072,000) exceeded the net book value of the Mexican Subsidiaries by $25,489,000. The excess purchase price has been allocated to the mineral properties acquired and is being amortized using the units-of-production method.

       The following unaudited pro forma financial information presents the combined results of operations of the Company and the Mexican Subsidiaries as if the acquisition had occurred at the beginning of the periods presented, after giving effect to certain adjustments, including additional depletion expense, severance costs, and eliminations. The following unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the Company and the Mexican Subsidiaries constituted a single business entity during those periods, nor are they necessarily indicative of future operating results of the combined companies (amounts in thousands).


                                       Six months ended       Year ended
                                       December 31, 1996     June 30, 1996
                                       -----------------     --------------
      Revenue                             $ 15,513               37,005
      Net loss                             (12,900)             (21,968)
      Loss per share                         (0.10)               (0.18)


(3)    MINERAL PROPERTIES AND PLANTS, BUILDINGS AND EQUIPMENT

       A summary of mineral properties and plants, buildings and equipment follows (amounts in thousands):

                                                   December 31,   December 31,
                                                       1997           1996
                                                       ----           ----
      Minerals Properties:
           U.S. Operations:
                Aurora mine                            $ 11,112       9,640
                Barite Hill land                             87          87
                Nixon Fork mine                          18,589      18,051
                Less accumulated depletion and
                allowance for impairment                (26,136)    (11,226)
                                                         ------      ------
                                                          3,652      16,552
                                                         ------      ------



                                                                     (continued)

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(3)    MINERAL PROPERTIES AND PLANTS, BUILDINGS AND EQUIPMENT (CONTINUED)

                                                  December 31,    December 31,
                                                      1997            1996
                                                      ----            ----
             Mexican Operations:
               Barita mine                       $  2,214          2,214
               El Baztan mine                       2,611          2,611
               Magistral mine                       2,307          2,307
               Pachuca mine                        21,197         20,522
               Less accumulated depletion and
                 allowance for impairment          (5,865)          (528)
                                                   ------         ------
                                                   22,466         27,126
                                                   ------         ------

                                                 $ 26,118         43,678
                                                   ------         ------
                                                   ------         ------

        Plants, building and equipment:
             U.S. Operations:
                  Mining plants, building,
                   equipment and vehicles        $ 31,796         30,305
                  Less accumulated depreciation,
                    amortization and allowance
                    for impairment                (30,116)       (16,486)
                                                   ------         ------
                                                    1,680         13,819
                                                   ------         ------
             Mexican Operations:
                  Land                             13,230         13,342
                  Mining plants, buildings,
                    equipment and vehicles         36,443         34,954
                  Construction in progress            503            902
                  Less accumulated depreciation
                    and amortization              (13,080)          (710)
                                                   ------         ------
                                                   37,096         48,488
                                                   ------         ------

                                                 $ 38,776         62,307
                                                   ------         ------
                                                   ------         ------


       The Company capitalized interest costs related to the construction of the Nixon Fork mine of $340,000 in fiscal 1996 and $516,000 in fiscal 1995. There was no interest capitalized during the year ended December 31, 1997 or during the six months ended December 31, 1996.

       (a)    U.S. OPERATIONS

              (i)    AURORA MINE

                     The Aurora mine is located near Hawthorne, Nevada. The Company owns a 318-tonne-per-day conventional carbon-in-leach mill. The Aurora mine commenced production in December 1987. The Company's interest in the property is subject to a 1.25% net smelter royalty, as defined.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(3)    MINERAL PROPERTIES AND PLANTS, BUILDINGS AND EQUIPMENT (CONTINUED)

                     During the third quarter of 1997, the Company completed the acquisition of a 2,800-acre property from Electra Gold Limited (EGL) and its subsidiaries, consisting of patented and unpatented mineral claims in and around the existing Aurora mine. The property was acquired for $500,000 in cash and 2,787,600 shares of common stock of the Company. The common shares issued to EGL were valued at a price of Cdn $0.20 per common share, representing the average market price preceding and following the closing of the transaction, discounted to reflect the resale restrictions on the common shares.

                     During the fourth quarter, the Company purchased certain net smelter royalties from Siskon Corporation related to certain fee lands and claims of the Aurora property for $100,000. The net smelter returns royalties (NSR) acquired by the Company included a 1.25% NSR on certain fee lands, patented mining claims, and unpatented mining claims comprising a portion of the Aurora mine and a 1.0% NSR on the EGL property. In addition, the Company acquired 600 acres of fee title land in connection with the transaction.

                     Subsequent to year end, the Company placed the Aurora mine on a care and maintenance basis due to the depressed market price of gold and the significant capital investment required to continue to operate the mine, including the expansion of the tailings impoundment. During the fourth quarter of 1997, the Company recorded a provision for impairment of the Aurora mine consisting of approximately $375,000 relating to the mineral properties and $950,000 relating to plants, buildings and equipment.

                     The Company does concurrent reclamation at the Aurora mine, however, there are certain costs that will be incurred at closure. The Company estimates these costs will be approximately $400,000. As of December 31, 1997, the Company has accrued $263,000 for Aurora closure and reclamation costs.

              (ii)   BARITE HILL MINE

                     The Barite Hill mine, located near McCormick, South Carolina, is being reclaimed. Mining operations were suspended in the second quarter of fiscal 1995 due to the depletion of the ore reserves. During the six months ended December 31, 1996, the Company reduced the remaining net book value of property, plant and equipment by $113,000 through a charge to operations. During fiscal 1995, the Company reduced the net book value of the Barite Hill property by $400,000 through a charge to operations based upon an independent evaluation of recoverable value.

                     As of December 31, 1997, the Company estimates that future reclamation costs for Barite Hill will approximate $2,000,000, which is accrued for in the Company's financial statements. The Company commenced reclamation activities at Barite Hill in the second quarter of fiscal 1995 and plans to substantially complete reclamation in 1999.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(3)    MINERAL PROPERTIES AND PLANTS, BUILDINGS AND EQUIPMENT (CONTINUED)

              (iii)  NIXON FORK MINE

                     The Company commenced construction at Nixon Fork during fiscal 1995 and completed development of the underground mine and flotation gravity mill during the second quarter of fiscal 1996 with the first gold pour in October 1995.

                     The Company leases the properties comprising the Nixon Fork mine. The lease includes 216 unpatented lode and placer claims located near McGrath, Alaska. Production from these claims is subject to a 5% net smelter return royalty.
                     Under the terms of the lease, the Company is obligated to pay up to $500,000 to an unrelated mining company in the form of 1% of the gross value of the product removed from the property. As of December 31, 1997, approximately $205,000 remains to be paid from future production. After the Company produces more than 200,000 ounces of gold from the property, the Company is obligated to pay a 3% net smelter royalty as defined. As part of a financing completed during 1995, the Company granted 1.5% net smelter royalty, as defined, to Internationale Nederlanden (U.S.) Capital Corporation (ING). As of December 31, 1997, the Company had not made the scheduled royalty payments to the two lessors totaling $199,000. Subsequent to year end, the Company paid $142,000 of the amount due to the lessors. As of December 31, 1997 royalties of $99,000 are due to ING, which amounts have not been paid as of April 17, 1998.

                     In November 1995, the Company entered into a mining and exploration lease on 46,000 acres of land adjacent to its Nixon Fork mine (Doyon Lease). The lease has an initial term of 25 years and can be extended thereafter if production from the property continues. The lessor will receive 1% net smelter royalty from the property until such time as 500,000 ounces of gold have been produced from the Doyon Lease, at which time the production from the Doyon Lease will carry a 5% net smelter royalty. As of December 31, 1997, the Company had not made scheduled royalty payments when due totaling approximately $34,000. Subsequent to year end, the Company paid these past due royalty payments. In exchange for the Doyon Lease, the lessor is to receive $4,000,000, payable one-third in the Company's common shares and two-thirds in cash. The payments are made in three annual installments of common shares comprised of 536,684 common shares of the Company and three annual payments of $888,889 in cash. The first two annual payments of common shares and cash have been made. The Company did not make the third annual payment of $888,889 in cash due on October 31, 1997. On February 2, 1998, the lessor and the Company agreed to amend the original agreement to specify that the remaining $888,889 is due in three annual installments of $296,296, including interest at the rate of 10% per annum commencing on March 1, 1998. The Company made the scheduled payment of $296,296, including accrued interest. The third annual payment of common shares is due in May 1998. The Company fulfilled its obligation to make exploration expenditures on the Doyon Lease of $500,000 during the first year of the lease and is obligated to spend $150,000 per year thereafter.

                     During the fourth quarter of 1997, the Company recorded an impairment charge totaling $17,600,000 relating to the Nixon Fork mine. Of this amount, approximately $12,600,000 is related to mineral properties and approximately $5,000,000 is related to plants, buildings and equipment. The impairment charge

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(3)    MINERAL PROPERTIES AND PLANTS, BUILDINGS AND EQUIPMENT (CONTINUED)

                     recorded was the result of several factors, including the decrease in the market price of gold, the substantial capital expenditures required for a tailings dam expansion necessary to continue operations beyond the third quarter of 1998, and the remaining reserves proven and probable of gold at December 31, 1997.

                     The Company estimates costs for reclamation to be incurred at closure will be $400,000. As of December 31, 1997, the Company has accrued $309,000 for Nixon Fork closure and reclamation costs.

       (b)    MEXICAN OPERATIONS

              (i)    BARITA DE SONORA MINE

                     Barita is located in the south-central area of the state of Sonora, 100 kilometers east of the state capital of Hermosillo. Barita's operations consist of several small open-pit mines, a crushing plant and two separate processing circuits. The operations produce two barite products, bulk and fine milled, which are sold to the petroleum industry and used in drilling fluids.

                     During the fourth quarter of 1997, the Company made the decision to divest the barite operations. In conjunction with this decision, the Company recorded an impairment provision of approximately $2,400,000 based on the estimated net realizable value of the assets held for sale. During December 1997, the Company entered into an option and sale agreement with a third party for the sale of Barita. Subsequent to year end, the Company completed the sale of Barita to an unrelated Mexican mining company for $4,500,000, which approximated its remaining carrying value.

              (ii)   EL BAZTAN MINE

                     The El Baztan mine is located south of the city of Morelia, in the municipality of Huetamo de Nunies, in the state of Michoacan, Mexico. The El Baztan mine consists of two operating mines, Vista Hermosa and El Arroyo, located approximately six kilometers apart, which produce a copper concentrate, containing by-product gold.

                     During the fourth quarter of 1997, the Company recorded an impairment charge of $6,300,000 related to the El Baztan operations. The impairment charge was recorded due to low market prices of copper as compared to historical cash costs of production at the mine.

                     El Baztan has submitted an environmental self-audit to PROFEPA as described in note 12 to the financial statements. As of December 31, 1997, the Company has accrued $175,000 for estimated reclamation costs determined in accordance with an agreement with PROFEPA.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(3)    MINERAL PROPERTIES AND PLANTS, BUILDINGS AND EQUIPMENT (CONTINUED)

              (iii)  MAGISTRAL  MINE

                     The Magistral mine is located in the state of Durango, Mexico. The operations consist of reprocessing gold-tailings that were generated by historical mining operations which ceased in 1962.

                     During the third quarter of 1997, the Company placed the Magistral del Oro operations on care and maintenance, with continued rinsing of heaps to reduce residual cyanide levels. In conjunction with the suspension of operations, the Company recorded an impairment charge of approximately $4,490,000, including $2,215,000 to reduce the carrying value of plants, building and equipment and $2,275,000 to reduce the carrying value of mineral properties.

                     Magistral has submitted an environmental self-audit to PROFEPA as described in note 12 to the financial statements. As of December 31, 1997, the Company has accrued $200,000 for estimated reclamation costs determine in accordance with an agreement with PROFEPA.

              (iv)   PACHUCA MINE

                     Compania de Real del Monte y Pachuca, S.A. de C.V. (Pachuca) is located in the south central area of the state of Hidalgo, approximately 100 kilometers northeast of Mexico City. The operations consist of an underground mine and mill processing ore from vein deposits and old tailings, which produces primarily silver, with gold, lead and zinc by-products.

                     A net smelter royalty of 5.75% is payable on production related to four exploration concessions covering a portion of the Pachuca mine. The Company paid $34,500 during the year ended December 31, 1997 and $11,000 for the period from October 1, 1996 through December 31, 1996 for the net smelter royalty.

                     Pachuca has submitted an environmental self-audit to PROFEPA as described in note 12 to the financial statements. As of December 31, 1997, the Company has accrued $658,000 for estimated reclamation costs determined in accordance with an agreement with PROFEPA.

              (v)    SALE OF BAROID, S.A. DE C.V.

                     On February 6, 1998, the Company sold its 49% interest in Baroid, S.A. de C.V., which supplies drilling fluids to customers operating in the states of Tabasco and Campeche, Mexico. The Company received $1,500,000 from the sale to the 51% majority partner in the joint venture. The sale included the settlement of any and all existing claims and potential claims between the parties.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(4)    LONG-TERM DEBT

       Long-term debt consists of the following (amounts in thousands):

                                                  December 31,   December 31,
                                                      1997           1996
                                                      ----           ----
        ING gold loan (a)                         $  4,606          9,363
        Banco Bilbao Vizcay a S.A. (b)              10,676         11,274
        Banpais, S.A. (c)                            8,533          8,533
        Banco Invex, S.A. (d)                        1,250          1,250
        Notes payable to related parties (e)         4,085             -
        Other long term debt                         1,441          1,566
                                                    ------         ------
                                                    30,591         31,986
        Less:
               Long-term debt in default            (4,606)            -
               Current portion of long term debt   (10,157)       (13,497)
                                                    ------         ------

        Long-term debt, excluding current
          portion                                 $ 15,828         18,489
                                                    ------         ------
                                                    ------         ------


       (a)    ING

              The Company has a gold loan with ING which is monetized at $392 per ounce and bears interest at the gold lending rate plus 3.5% per annum (5.35% at December 31, 1997). The loan is secured by the assets of the Nixon Fork mine. ING also receives a 1.50% net smelter royalty on production from the mine through the life of the Nixon Fork mine.

              On March 29, 1996, the Company and ING amended the original gold loan agreement, to adjust the repayment schedule to commence on June 30, 1996, consisting of six equal quarterly payments of 7,955 ounces of gold. The Company did not make scheduled payments of 15,911 ounces of gold, and on December 19, 1997 the Company and ING again amended the repayment schedule for the 15,911 ounces of gold then past due. The repayment schedule was to commence on December 31, 1997, with a payment of 2,611 ounces of gold and five consecutive monthly payments of 2,660 ounces of gold thereafter. The Company was unable to make the 2,611 gold ounce payment due December 31, 1997 until March 3, 1998.

              On March 31, 1998, the Company and ING further amended the gold loan agreement, adjusting the repayment schedule for the remaining 13,300 ounces of gold. The loan agreement, as amended, requires the repayment of 3,300 ounces of gold on April 10, 1998, with monthly repayments of 2,500 ounces of gold commencing on May 31, 1998 through August 31, 1998. The Company made the required initial payment of 3,300 ounces of gold on April 10, 1998 and is in compliance with the terms of the repayment schedule, as amended.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(4)    LONG-TERM DEBT (CONTINUED)

              The Company discontinued the application of hedge accounting for gold due under the ING gold loan in 1997. As a result of the default on the scheduled loan repayments, the Company no longer considers the instrument to be effective in reducing its cash flow risk, and accordingly, hedge accounting is no longer appropriate. The gold loan has therefore been marked to market resulting in the recognition of a $1,636,000 gain in 1997.

              A portion of the proceeds from the gold loan are restricted for Nixon Fork working capital requirements and certain exploration and development costs, the release of which is subject to prior approval by ING. The restricted cash account balance was $123,000 and $805,000 at December 31, 1997 and 1996, respectively.

              The Company guarantees the performance of the obligations of its wholly owned subsidiary, Nixon Fork Mining Inc., under the ING gold loan. The guarantee contains certain restrictive covenants which include financial covenants regarding the maintenance of a positive net worth, as defined, and minimum working capital, as defined. The Company is in default of the working capital and other covenants and as such the loan is due on demand.

       (b)    BANCO BILBAO VIZCAYA, S.A. (FORMERLY BANCA CREMI, S.A.)

              In August 1997, two Mexican Subsidiaries, El Baztan and Magistral, refinanced loans under two separate agreements, consisting of combined principal and interest balances of $6,651,000 and $4,024,000, respectively. Under the new agreements, the refinanced amounts are payable monthly, beginning January 29, 1998 through May 29, 2001, bearing interest at LIBOR plus 4.75%. The loan is guaranteed by GAN and collateralized with an industrial and real estate mortgage.

       (c)    BANPAIS, S.A.

              In October 1996, Pachuca refinanced its Banpais loan, including principal and accrued interest, in the amount of $8,533,000.
              Under the new agreement, the refinanced amount is payable in semi-annual installments of $533,000 beginning August 1998 through February 2006. The outstanding balance bears interest at LIBOR plus 10%, payable in semi-annual installments, beginning February 23, 1997, through February 23, 2006. The Company did not pay the scheduled interest payment due on February 22, 1998 and the loan is in default. The loan agreement is guaranteed by the major shareholders of GAN and a pledge of certain of their shares in GAN.

       (d)    BANCO INVEX, S.A.

              On December 31, 1997, Barita restructured an outstanding loan in the amount of $1,250,000 into a revolving line of credit with a 90-day term. The revolving credit agreement bears interest at LIBOR plus 7% and a fee of 1.5% payable quarterly. The revolving credit agreement is guaranteed by GAN. On February 6, 1998, this loan was repaid.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

       (e)    RELATED PARTY NOTES

              During 1997, the Company borrowed $4,400,000 and $585,000 in notes payable from GAN and Caithness Resources, Inc., respectively. The notes bear interest at 11% and are due in March 1998. During 1997, the Company repaid $900,000 of the GAN notes. On March 6, 1998, the amounts outstanding under the GAN note was applied to the purchase of a convertible debenture. As of April 17, 1998, the Company has not made the required principal and interest payments due under the Caithness note.

(5)    HEDGING ACTIVITIES AND COMMODITY TRANSACTIONS

       (a)    U.S. OPERATIONS

              The Company uses forward sales and spot deferred contracts to hedge against the effects of fluctuations in the market price of gold. The Company recorded a net gain on gold deliveries made under forward sales contracts of $106,000 in the year ended December 31, 1997, $127,000 during the six months ended
              December 31, 1996, $311,000 during the year ended June 30, 1996 and a net loss of $105,000 during the year ended June 30, 1995.

              Gains and losses resulting from the sale or conversion of hedging instruments prior to maturity have been deferred and are recognized over the original delivery term of the contract. On April 5, 1995, the Company terminated outstanding hedge positions which resulted in a deferred loss of $1,511,000. During the years ended June 30, 1996 and 1995, $1,086,000 and $181,000, respectively, of the deferred loss was recognized. During the six months ended December 31, 1996, the remaining deferred loss of $242,000 was recognized.

              As part of the financing with ING, the Company entered into spot deferred contracts covering 42,269 ounces of gold with monthly deliveries of between 1,100 ounces and 4,000 ounces of gold from September 1995 through September 1997. On March 31, 1997, the Company terminated its remaining hedge positions with ING covering 11,269 ounces of gold resulting in a gain of $735,000, which was recognized in 1997 over the original delivery schedule.

              During 1997, the Company entered into forward sales contracts with Standard Bank London Limited for delivery of 20,000 ounces of gold and 3.5 million ounces of silver. Contract prices were $329 per ounce of gold and $5.25 to $5.85 per ounce of silver. In 1997, the Company terminated the contracts for delivery of 20,000 ounces of gold, recognizing a gain of $495,600. The Company also terminated a contract for 1.5 million ounces of silver at a contract price of $5.85 per ounce, recognizing a loss of $232,500. These amounts are classified as gains (losses) on commodity transactions as the Company did not have the production capacity to deliver the quantities specified under the contracts. At December 31, 1997, the Company held forward sales contracts for January 1998 delivery of 2.0 million ounces of silver, at prices ranging from $5.25 to $5.85 per ounce. These contracts have been recorded in the Company's financial statements at their market value of $890,000, which amount has been included in

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

              accrued liabilities, and a corresponding amount recorded as a loss on commodity transactions. Subsequent to year end, the Company terminated contracts for delivery of 1.3 million ounces of silver. The remaining 700,000 ounces are scheduled for delivery on May 8, 1998.

       (b)    MEXICAN OPERATIONS

              Pachuca entered into a mineral sale agreement with Prime Metals, dated December 12, 1996, to sell between four and six tonnes of fine grain silver on a monthly basis, with a grade of 99.98%, at COMEX plus $0.10 per ounce, from January 2, 1997 through December 31, 1997. Pachuca subsequently renewed the agreement through December 31, 1998.

(6)    CONVERTIBLE SUBORDINATED DEBENTURES

       (a)    10% CANADIAN CONVERTIBLE SUBORDINATED DEBENTURES

              The 10% Canadian convertible subordinated debentures (10% Debentures) are convertible at the option of the holder into common shares at a conversion price of Cdn $9.90 per share and are due April 1999. The 10% Debentures are redeemable, at the option of the Company, if the Company's common shares trade at not less than 125% of the conversion price for at least 20 consecutive trading days.

              Interest is payable semiannually on June 15 and December 15 at a rate of 10% per annum. The Company is accruing interest on the 10% Debentures at an effective interest rate of 7.86% for purposes of giving effect to an interest moratorium for two years, approved by the debenture holders, which began on December 15, 1989. As of December 31, 1997 and 1996, there were Cdn $3,041,000 ($2,123,000 and $2,219,000, respectively) of these debentures outstanding.

       (b)    3% CANADIAN CONVERTIBLE SUBORDINATED DEBENTURES

              In April 1994, the Company issued Cdn $19,017,000 ($13,749,000) of
              3% Canadian convertible subordinated debentures (3% Debentures) which were originally due March 1997.

              The 3% Debentures are convertible into common shares at the option of the holders. Of the Cdn $19,017,000 of debentures, Cdn $1,117,000 (which were sold to related parties) were convertible at Cdn $1.80 per share and the balance was convertible at Cdn $1.75 per share. In December 1995, the holders approved an amendment to extend the maturity date of the 3% Debentures to March 21, 1999 and change the conversion prices to Cdn $1.20 per share and the automatic conversion feature to provide that the principal will be converted into common shares if the market price of the common shares equals or exceeds 150% of the amended conversion price of Cdn $1.20 per common share for twenty consecutive trading days. On November 21, 1997, the Company received approval from the requisite number of holders of the 3% Debentures to amend the terms of the Trust Indenture. The amendment included the reduction of the conversion price of the 3% Debentures from Cdn $1.20 to Cdn $0.72 per share and the automatic conversion of the 3% Debentures at the reduced conversion

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

              price to be effective November 21, 1997. The principal amount of the debentures outstanding at that date was Cdn $13,617,000, which resulted in the issuance upon conversion of 18,912,500 common shares of the Company. During the six months ended December 31, 1996, and the year ended June 30, 1996, debenture holders converted Cdn $900,000 and Cdn $4,500,000, respectively, of 3% Debentures into common shares.

              At the time of the issuance, the debenture holders selected whether future interest payments would be paid in cash or in common shares. During the year ended December 31, 1997 and prior to conversion, holders of Cdn $4,161,000 of debentures elected to have interest paid in cash and the remainder of the interest payments were paid in common shares. Interest paid in common shares was calculated using a price of Cdn $1.20.

(7)    10% CONVERTIBLE UNSECURED DEBENTURES

       On September 22, 1997, the Company completed the placement of a $7.5 million 10% Convertible Unsecured Debenture ("10% Unsecured Debentures") with four of its major shareholder groups. The 10% Unsecured Debentures are convertible at a conversion price of Cdn $0.77 per share, into 13,593,510 common shares of the Company, subject to adjustment in accordance with the 10% Unsecured Debentures. The 10% Unsecured Debentures automatically convert into common shares if the weighted average price at which the common shares trade on The Toronto Stock Exchange, during 20 consecutive trading days, is not less than Cdn $1.50. Interest is payable semi-annually, commencing on March 12, 1998 with principal maturing on September 12, 2002. On March 6, 1998, the Company completed a financing transaction with GAN whereby $6,000,000 of the 10% Unsecured Debentures was applied towards the purchase of a $26,000,000 debenture, as explained in note 1. The Company did not pay the scheduled interest payment to the other three major shareholder groups on March 12, 1998, which is an event of default under the debenture agreement. The total interest due and payable as of March 12, 1998 is approximately $75,000.

(8)    REDEEMABLE PREFERENCE SHARES

       On July 6, 1995, the Company issued 2,100,000 cumulative preferential convertible 7% Preference Shares, Series 2 (Series 2 Preference Shares). The issue price was Cdn $1.00 and resulted in proceeds to the Company of $1,600,000. Cumulative preferential 7% cash dividends are payable semi-annually beginning December 31, 1995, were redeemable at the issue price on December 31, 1996 and were convertible at the option of the holders to 0.532 fully paid and non-assessable common shares for each Series 2 Preference Share. The obligation of the Company to pay the redemption price and any dividend was guaranteed by a shareholder. The Company paid the shareholder a guarantee fee of 1.5% of the proceeds from the issuance of the Series 2 Preference Shares.

       On December 31, 1996, the Company redeemed the preference shares for Cdn $2,100,000 ($1,532,000). Cash dividends paid during the six months ended December 31, 1996 and year ended June 30, 1996, totaled Cdn $73,500 ($54,000) and Cdn $147,000 ($105,000), respectively.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(9)    STOCKHOLDERS' EQUITY

       In November and December 1995, the Company issued an aggregate of 7,920,000 units at Cdn $1.20 per unit for total proceeds of Cdn $9,504,000 ($6,982,000). Each unit was comprised of one share of the Company's common shares and one-half common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share of the Company at Cdn $1.50 before February 28, 1997. No common share purchase warrants were exercised before they expired. Of the 7,920,000 units issued, related parties purchased 2,250,000 units on the same terms and conditions.

       On October 10, 1996, the Company issued 22,493,570 special warrants at a price of Cdn $1.20 per special warrant. Closing of the offering occurred concurrently with the closing of the acquisition of the Mexican Subsidiaries. The special warrants were exchanged for separate units, each unit consisting of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one common share at Cdn $1.30 up to the first anniversary of the closing of the offering. No common share purchase warrants were exercised prior to their expiration. The Company also issued 500,000 non-assignable underwriters' warrants in connection with the offering, each of which entitles the holder thereof upon payment of Cdn $1.25 to acquire one common share and one-half of one common share purchase warrant on or before October 10, 1998.

       On November 21, 1997, the Company issued 18,912,500 shares of common stock upon the conversion its 3% Convertible Subordinated Debentures. See note 6.

       As described in note 1, subsequent to December 31, 1997, the Company issued convertible debentures to GAN which were simultaneously converted into 208,000,000 common shares and 26,998,400 common share purchase warrants.

(10)   INCOME TAXES

       The Company's operations are conducted primarily in the United States and in Mexico. No tax benefits have been recognized in the statements of operations for net operating loss carryforwards due to the uncertainty of their realization.

       At December 31, 1997, the Company had net operating loss carryforwards for U.S. income tax purposes aggregating approximately $54,500,000 which, if not utilized to reduce U.S. taxable income in future periods, expire through 2012. Of this amount, approximately $5,300,000 can only be utilized against certain subsidiaries' future taxable income. As a result of changes in control of the Company, the United States Internal Revenue Code limits the amount of carryforwards which can be utilized to approximately $512,000 per year for those carryforwards generated prior to March 31, 1991, (which total approximately $14,000,000) and $1,822,000 per year for those carryforwards generated between March 31, 1991 and December 31, 1995 (which total approximately $34,800,000). Of these amounts, $7,260,000 of the pre-1991 losses and $3,300,000 of the 1991 through 1995 losses are now available to offset current taxable income. For financial statement purposes, the Company had net operating loss carryforwards of approximately $92,500,000 as of December 31, 1997. Net operating losses for financial reporting purposes differ from net operating losses for income tax purposes primarily due to differences between methods of accounting for mine exploration and development costs and the provisions for impairment of properties.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

       In addition, for Canadian income tax purposes, the Company had net operating loss carryforwards of approximately $3,800,000 as of December 31, 1997 which, if not utilized to reduce Canadian taxable income in future periods, will expire during 1998 through 2003. For financial statement purposes, the Company had Canadian net operating loss carryforwards of approximately $4,100,000 as of December 31, 1997.

       The Company's subsidiaries operating in Mexico are subject to income and asset taxes. Income tax is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on values in constant pesos and permit the deduction of current costs. Taxable income is increased or reduced by the effects of inflation on the tax basis of certain monetary assets or liabilities.

       The statutory rate of income tax in Mexico is 34%. The asset tax is computed at an annual rate of 1.8% of the average of the restated assets less certain liabilities. The tax is paid only to the extent that it exceeds the income tax for the year. Any required payment of asset tax is creditable against the excess of income taxes over asset taxes for the following ten years. Determination of income tax is based on each subsidiary's individual results and not on a consolidated basis.

       At December 31, 1997, the Mexican Subsidiaries' combined tax loss carryforwards and recoverable asset tax carryforwards, both of which are indexed for inflation to the year they are utilized, are as follows (amounts in thousands):

                                         Tax loss        Recoverable asset tax
             Expiration               carryforwards          carryforwards
             ----------               -------------          -------------
               1999                      $     -                    7
               2000                            -                  369
               2001                         8,354                 600
               2002                         5,354                 912
               2003                         9,059               1,648
               2004                        20,178                 734
               2005                        12,851                 489
               2006                         7,556                  93
               2007                         5,590                  72
                                          -------               -----
                                         $ 68,942               4,924
                                          -------               -----
                                          -------               -----

(11)   PENSION PLAN

       Under Mexican labor laws, the Mexican Subsidiaries provide seniority premiums for all employees terminated with more than 15 years of service. In addition, the Mexican Subsidiaries provide other severance benefits based on certain conditions, as well as defined pension benefits to all administrative personnel and production workers.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

       The assumptions used in the actuarial studies for the December 31, 1997 determination of the pension liability are as follows:

                      Discount rate             3.67%
                      Salary increase rate      0.92%
                      Return on assets          5.51%


       The Mexican Subsidiaries record the liability for retirement, pension plans and seniority premiums based on actuarial calculations using the projected unit credit method in accordance with Canadian GAAP. The Mexican Subsidiaries provide for the pension liability, at present value, which corresponds to the projected benefit obligation at the estimated date of retirement of the employee (amounts in thousands).

             Actuarial present value of accrued pension benefit
               obligation (PBO)                                     $ 173
             Unamortized net pension obligation                       (19)
             Unamortized experience loss                              (15)
                                                                    -----

                      Accrued pension liability                     $ 139
                                                                    -----
                                                                    -----


       Pension expense for the year ended December 31, 1997 is as follows (amounts in thousands):


              Current service costs                               $    47
              Interest on accrued benefits                              7
              Additional liability on settlement                      959
              Amortization of net pension obligation                    2
              Amortization of experience gain                         (10)
                                                                    -----

                      Net periodic pension expense                $ 1,005
                                                                    -----
                                                                    -----


       Severance payments to involuntarily terminated employees and workers are charged to expense when the liability is incurred. When an agreement exists with the union for a future reduction of personnel as a consequence of economic slowdowns or production cutbacks, a charge to expense is made at the time such an agreement is reached.

(12)   COMMITMENTS AND CONTINGENCIES

       (a)    LEGAL CONTINGENCIES

              The Company is from time to time involved in various legal proceedings of a character normally incidental to its business. The Company does not believe adverse decisions in any pending or threatened proceedings, or any amounts which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

              In 1977, Mocatta Metals filed a lawsuit alleging Compania Real del Monte y Pachuca, S.A. de C.V. defaulted under terms of a purchase and sale agreement. The total amount claimed is approximately $1,058,000. The Company believes it will prevail in

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

              any further future court proceedings, should they occur, based on government dispositions taken in 1987. However, an adverse judgment could include additional amounts for interest and damages. The Company has recorded a reserve of $1,058,000 as a long-term liability for this litigation.

       (b)    LEASE COMMITMENTS

              The Company leases certain facilities and equipment under operating lease arrangements. Minimum rental expense under such arrangements amounted to approximately $263,000, $322,000, $70,000 and $104,000, for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995, respectively. Future minimum lease commitments under such arrangements are approximately $288,000 for year 1998 and $342,000 for years 1999 through 2002.

       (c)    ENVIRONMENTAL CONTINGENCIES

              The Company's mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment in the United States and Mexico. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, as may be required by governing agencies.

              Under the "Self-Review Program" and in accordance with agreements entered into between the Mexican Subsidiaries and PROFEPA in November 1994, the mining companies were required to perform a review of substance discharge generated and its environmental impact. In April 1996, the Mexican Subsidiaries performed a self-review program concerning water, air and noise pollution and hazardous substance discharge, in accordance with Federal General Law of Ecological Balance and Environmental Protection (The Ecological Law). The Company submitted environmental action plans to PROFEPA and has accrued environmental obligations in accordance with agreements between the Mexican Subsidiaries and PROFEPA.

              Mexican environmental regulations have become increasingly stringent over the last decade. This trend is likely to continue and may be influenced by the environmental agreement entered into between Mexico, the United States and Canada in connection with the North American Free Trade Agreement.

(13)   CERTAIN RELATED PARTY TRANSACTIONS

       Under terms of the Share Purchase Agreement, as described in note 2, GAN was required to refinance certain indebtedness of the Mexican Subsidiaries at the time of closing. As of December 31, 1996, the outstanding balance due to GAN under the terms of this agreement was $7,523,000. At December 31, 1997, the balance, including accrued interest at 12%, is approximately $8,986,000.

       As discussed in note 2, the Company granted GAN a 12% royalty interest in the net profits of the Mexican Subsidiaries. The amount of these royalties due to GAN at December 31, 1997 was approximately $3,544,000.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

       On January 1, 1997, GAN entered into an agreement to guarantee the loans of the Mexican Subsidiaries for a fee equal to 2.5% of the balance of the loans. At December 31, 1997, the accrued fee for the loan guarantees during 1997 was approximately $419,000.

       On March 26, 1997, the Company entered into a loan agreement with GAN to lend the Company $3,000,000, bearing interest at 11% per annum, due and payable quarterly, with principal maturing on March 26, 1998. Interest totaling $82,500 was paid on June 26, 1997. The company has not paid subsequent interest payments and is in default under terms of the loan agreement. In addition, the Company entered into two other loan agreements with GAN dated December 29, 1997 and January 30, 1998 with principal amounts of $500,000 and $600,000, respectively. The unpaid principal and interest is due and payable on March 31, 1998. On March 6, 1998, the total principal amount of $4,100,000 was applied toward the purchase of the $26,000,000 debenture as described in note 1. The Company has not paid the interest due March 31, 1998.

       On July 18, 1997 and August 20, 1997, the Company entered into two separate loan agreements with GAN. GAN agreed to lend the Company $400,000 and $500,000, respectively, bearing interest at 11% per annum, with principal and interest due and payable on August 31, 1997 and September 20, 1997. On September 12, 1997, the total principal amount of $900,000 was applied toward the purchase of the 10% Convertible Unsecured Debenture described in note 7. The Company has not paid the interest due on the loans.

       On March 24, 1997, the Company entered into a loan agreement with a major shareholder of the Company, Caithness Resources, Inc. (Caithness). Caithness agreed to lend the Company $585,000, bearing interest at 11% per annum, due and payable with interest on March 24, 1998. As of April 17, 1998, the Company has not made the scheduled principal and interest payment and is in default under terms of the loan agreement.

       Certain related parties performed legal and advisory services relating to corporate activities. No charges were incurred during the year ended December 31, 1997 or for the six months ended December 31, 1996. Charges for such activities were $70,000 and $34,000 in the years ended June 30, 1996 and 1995, respectively, including reimbursable travel expenses.
       Such amounts are included in general and administrative expenses.

(14) EMPLOYEE BENEFIT PLAN AND INCENTIVE SHARE OPTION PLAN FOR DIRECTORS AND EMPLOYEES

       The Company has a savings plan which covers all full-time employees with six or more months of service. Participants may contribute from 1% to 9% of pre-tax compensation and receive a 100% matching employer contribution up to a maximum of 6% of their compensation. Vesting in the employer's contribution begins after one year of service at the rate of 25% per year until full vesting occurs. The Company's savings plan contribution expense was approximately $63,000, $54,000, $115,000 and $96,000 for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995, respectively.

       The Company has an incentive share option plan for certain directors, officers and employees, and has reserved 5,000,000 common shares for issuance thereunder. Terms of the plan generally provide for options to:
       (1) be granted at a price not less than the closing market price of the common shares on the day immediately proceeding the day on which the option

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(14) EMPLOYEE BENEFIT PLAN AND INCENTIVE SHARE OPTION PLAN FOR DIRECTORS AND EMPLOYEES (CONTINUED)

       is granted; (2) be immediately exercisable upon grant; and (3) be exercisable not longer than 10 years from the date of grant or up to a maximum of 12 months after a participant's employment is terminated.

       The following represents information relating to the incentive share option plan:

        SHARES
        ------
        OUTSTANDING AT JUNE 30, 1995                         1,287,866
        Granted at Cdn $1.31 per share                         100,000
        Granted at Cdn $1.35 per share                          40,000
        Granted at Cdn $1.68 per share                          35,000
        Granted at Cdn $1.75 per share                         150,000
        Exercised                                             (174,533)
        Canceled                                               (50,000)
                                                             ---------

        OUTSTANDING AT JUNE 30, 1996                         1,388,333

        Granted at Cdn $1.31 per share                         100,000
        Canceled                                              (100,000)
                                                             ---------

        OUTSTANDING AT DECEMBER 31, 1996                     1,388,333

        Granted at Cdn $0.81 per share                         595,000
        Granted at Cdn $0.82 per share                          75,000
        Exercised                                              (53,333)
        Canceled                                              (405,000)
                                                             ---------

        OUTSTANDING AT DECEMBER 31, 1997                     1,600,000
                                                             ---------
                                                             ---------




        Exercise price per share          Expiration Date        Shares
        ------------------------          ---------------        ------
        U.S. $0.62                        July 19, 2002        400,000
        Cdn $1.25                         August 1, 2003       100,000
        Cdn $1.81                         December 6, 2003     150,000
        Cdn $1.53                         August 26, 2004       10,000
        Cdn $1.54                         August 26, 2004       50,000
        Cdn $1.57                         November 1, 2004     100,000
        Cdn $1.31                         August 1, 2005       100,000
        Cdn $1.31                         November 13, 2006    100,000
        Cdn $0.81                         July 28, 2007        515,000
        Cdn $0.82                         October 11, 2007      75,000
                                                             ---------

        OUTSTANDING AT DECEMBER 31, 1997                     1,600,000
                                                             ---------
                                                             ---------


CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------

(15)   SEGMENTED INFORMATION

       Substantially all of the Company's operations are within the mining industry. Major products include gold, silver, copper and barite.

       Geographic information for the year ended December 31, 1997 and for the six months ended December 31, 1996 is as follows (amounts in thousands):


                                                                 Six months
                                               Year ended          ended
                                             December 31,       December 31,
                                                  1997              1996
                                                  ----              ----
        Revenue:
               U.S. Operations                  $ 16,986           7,002
               Mexican Operations                 17,242           4,454
        Depreciation, depletion and
          amortization:
               U.S. Operations                     9,626           2,496
               Mexican Operations                  4,820           1,237
               Corporate                              38              23
        Loss from operations:
               U.S. Operations                   (31,991)         (6,500)
               Mexican Operations                (26,801)         (4,491)
        Identifiable assets:
               U.S. Operations                     7,847          29,780
               Mexican Operations                 66,250          83,636
               Corporate                           3,816          10,209



       Loss from operations includes revenue and expenses from mining operations, charges for depreciation, depletion and amortization, royalties, exploration expenses, administrative costs, financing charges and impairments of mining properties.

(16)   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with GAAP in the United States.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(16) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

       RECONCILIATION OF NET LOSS AND SHAREHOLDERS' EQUITY


       Net loss and total shareholders' equity, adjusted for the material differences between Canadian GAAP, and U.S. GAAP, are as follows (amounts in thousands):

                                                      Year ended    Year ended
                                                     December 31,  December 31,
                                                         1997          1996
                                                         ----          ----
        Net loss under Canadian GAAP                 $(58,792)      (10,991)
        U.S. GAAP Adjustments:
               Deferred employee profit sharing         1,889           476
               Debt conversion expense                 (2,029)           -
               Pension plan costs                          (7)          242
               Deferred foreign exchange gains
                (losses)                                 (429)          (56)
                                                       ------        ------

                      Total adjustments                  (576)          662
                                                       ------        ------

                      Net loss under U.S. GAAP       $(59,368)      (10,329)
                                                       ------        ------
                                                       ------        ------

        Shareholders' equity under Canadian GAAP     $  4,839        52,872
        U.S. GAAP adjustments:
               Deferred employee profit sharing          (392)       (2,281)
               Pension plan costs                         (15)           (8)
               Deferred foreign exchange gain             590           161
                                                       ------        ------

                      Total adjustments                   183        (2,128)
                                                       ------        ------

                      Total shareholders' equity
                          under U.S. GAAP            $  5,022        50,744
                                                       ------        ------
                                                       ------        ------

       Differences between Canadian GAAP and U.S. GAAP are explained below:

       (a) Under Canadian GAAP, gains and losses arising on translation of long-term foreign currency denominated monetary liabilities are deferred and amortized over the remaining lives of such liabilities, whereas for U.S. GAAP, such gains and losses are included in earnings as they arise.

       (b) For purposes of U.S. GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income taxes under FASB 109 reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets are offset by a valuation allowance at December 31, 1997 and 1996.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
AND SUBSIDIARIES

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

--------------------------------------------------------------------------------

(16) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

        (c) Under Canadian GAAP, dividends on redeemable preference shares are included in interest expense. Under U.S. GAAP, dividends are deducted from the net loss for the period in determining the net loss attributable to common shareholders. The difference between Canadian GAAP and U.S. GAAP is not material in any of the years presented.

       (d) For pension plan benefits, under Canadian GAAP, the entire unrecognized net gain (loss) is amortized over the average future years of service of the entire employee group. Under U.S. GAAP, only the portion of the unrecognized net gain (loss) that exceeds 10% of the projected benefit obligation is amortized.

       (e) Under Mexican tax and labor laws, companies are required to pay profit sharing to their employees, which is calculated at a rate of 10% on taxable income in Mexico, after certain adjustments, such as the elimination of price-level adjusted depreciation, inflationary components, and unrealized exchange losses, on a basis similar to income tax. To the extent items of income and expense are recognized in different periods for financial reporting purposes, a deferred profit sharing provision and the related liability are calculated for U.S. GAAP purposes.

        (f) For purposes of U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, effective July 1, 1996. The provisions of this standard did not have an effect on the Company's results of operations reported under U.S. GAAP since the Company elected to retain the measurement principles of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, as provided for in the standard.

       (g) Under Canadian GAAP, changing the terms of convertible debt instruments to "induce" conversion does not result in the recognition of any expense. Under U.S. GAAP, an expense is recognized equal to the additional fair value of the securities issued upon conversion.

                               CORPORATE INFORMATION

DIRECTORS   (APRIL 1, 1998)


Alonso Ancira Elizondo
Monclova, Coahuila, Mexico
Executive Vice Chairman and Chief Executive
Officer of Altos Hornos de Mexico, S.A. de C.V.
and of Grupo Acerero del Norte, S.A. de C.V.

Manuel Ancira Elizondo
Monclova, Coahuila, Mexico
Chief Operating Officer of Altos Hornos de
Mexico, S.A. de C.V. and Grupo Acerero del Norte,
S.A. de C.V.

Xavier D. Autrey Maza
Mexico City, Mexico
Chairman of Altos Hornos de Mexico, S.A. de C.V.
and Grupo Acerero del Norte, S.A. de C.V., Grupo
Real del Monte S.A. de C.V., and Grupo Financiero
Inverlat

James Bishop
New York, New York, USA
Chairman and CEO of Caithness Alaska Gold Inc.

William Braithwaite,
Toronto, Ontario, Canada
Partner of Stikeman, Elliott law firm

Donald Worth
Willowdale, Ontario, Canada
Past President of Canadian Institute of Mining,
Metallurgy and Petroleum

OFFICERS   (APRIL 1, 1998)

William Braithwaite
Corporate Secretary

Mike Clarke
Vice President Exploration

Karl M. Kolin
Vice President,
Chief Operating Officer

Jorge E. Ordonez C.
Acting President and Chief Executive Officer

OPERATIONS   (APRIL 1, 1998)

Pachuca Mine
Hidalgo, Mexico

Nixon Fork Mine
Alaska, USA

Aurora Mine
Nevada, USA

El Baztan Mine
Michoacan, Mexico

Magistral del Oro
Durango, Mexico

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange, Canada:  KNV
NASDAQ, USA: KNVCF
Frankfurt, Berlin, and Stuttgart Exchanges, Germany: CNV

SHARE TRANSFER AGENT

Montreal Trust Company
510 Burrard Street
Vancouver, British Columbia  V6C 3B9
Canada

CAPITALIZATION

Common Shares Issued as of December 31, 1997:  152,957,254;
as of March 31, 1998: 360,957,254

AUDITORS

KPMG Peat Marwick
2300 Arco Tower
707 Seventeenth Street
Denver, Colorado  80202

ANNUAL MEETING OF SHAREHOLDERS

June 22, 1998 at 9:00 a.m.
Offices of:
Stikeman, Elliott - Barristers & Solicitors
Commerce Court West
53rd Floor, PO Box 85
Toronto, Ontario M5L 1B9
Canada

A copy of the December 1997 Form 20-F for Consolidated Nevada Goldfields Corporation as filed with the U.S. Securities and Exchange Commission is available to shareholders without charge upon written request.